2020

Notice of Annual Meeting of Shareholders and Proxy Statement

GENERAL DYNAMICS

› Letter to Our Shareholders

March 26, 2020

DEAR FELLOW SHAREHOLDER:

We are pleased to send you the 2020 General Dynamics Proxy Statement. Our commitment to sound corporate governance and the strong link between executive pay and company performance remains a constant tenet of how we manage your company. Details of our corporate governance and executive compensation program are in this proxy statement and referenced documents.

2019 Performance
We had a strong year in 2019 in many key respects. Revenue reached $39.4 billion with contributions from each of our reporting segments. Operating earnings increased to $4.6 billion, or 4.3%, and importantly diluted earnings per share from continuing operations rose $0.76 above 2018. We also enjoyed very strong order intake, particularly in our Aerospace and Marine Systems segments, resulting in a backlog of $86.9 billion, a new high. Our increased backlog and strong financial performance position us well for 2020 and beyond.

Shareholder Engagement
We vigorously engage with our shareholders to ensure that we understand your top priorities. We use your input to inform our thinking and our actions. In 2019 you shared a number of important topics, including corporate governance and shareholder rights, executive compensation and corporate responsibility and sustainability. Sustainability is an area of growing importance for many of you, with particular emphasis on environmental and social matters. We agree, and we have provided additional information in this proxy statement. We look forward to continuing our dialogue throughout the year and in the future. Your company and Board remain committed to sustainable business practices to support the long-term health of our company.

Board Engagement and Qualifications
Our Board consists of diverse and well-qualified business leaders, aerospace and defense industry experts and financial and strategic advisors. Two directors joined our Board in 2019: Cecil Haney in March and James Mattis in August. Both directors bring extensive knowledge of U.S. defense and security policy and capabilities, including cybersecurity. Additionally, in February 2020 John Stratton joined our Board, bringing strong business, corporate governance and technology experience to our Board. These changes reflect our deliberate and thoughtful process to ensure that your Board of Directors continues to provide experienced, strategic leadership for our company across a broad array of areas, including operational, technological, social and financial issues.

On behalf of the Board of Directors, you are invited to the 2020 Annual Meeting of Shareholders. If you are unable to attend, please vote by proxy. The accompanying proxy statement contains information about the matters on which you are asked to vote. I urge you to read the materials carefully and vote in accordance with the recommendations of the Board of Directors. Your vote is very important.

Sincerely,

Phebe N. Novakovic
Chairman and Chief Executive Officer

 # Notice of Annual Meeting of Shareholders

 **Date and Time**
Wednesday, May 6, 2020
9 a.m. local time

 **Location***
General Dynamics
3150 Fairview Park Drive
Falls Church, Virginia 22042

Who Can Vote
Shareholders as of
March 9, 2020, are entitled
to vote

Proposal		Board Recommendation	Additional Information
1.	Election of Directors	✓ **"FOR"** each nominee	See pages 12 through 21 for more information on the nominees
2.	Advisory Vote on the Selection of Independent Auditors	✓ **"FOR"**	See page 35 for details
3.	Advisory Vote to Approve Executive Compensation	✓ **"FOR"**	See page 38 for details
4.	Shareholder Proposal – Special Shareholder Meetings	✗ **"AGAINST"**	See pages 75 through 77 for details

Shareholders will also act on all other business that properly comes before the meeting or any adjournment or postponement of the meeting.

Shareholders may raise other matters as described in the accompanying Proxy Statement.

The Board of Directors set the close of business on March 9, 2020, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. It is important that your shares be represented and voted at the meeting. Please complete, sign and return a proxy card or use the telephone or Internet voting systems.

A copy of the 2019 Annual Report accompanies this Notice and Proxy Statement and is available on the website listed below.

By Order of the Board of Directors,

Gregory S. Gallopoulos
Secretary

Reston, Virginia
March 26, 2020

HOW TO VOTE

 **Internet**
Access www.ProxyVote.com
and follow the instructions.

 **Telephone**
Call 1-800-690-6903 if you are
a registered holder. If you are
a beneficial holder, call the
phone number listed on your
voter instruction form.

 **Mail**
Sign and date each proxy card
received and return each card
using the prepaid postage
envelope.

 **In Person**
Attend the Annual Meeting and
vote by ballot.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 6, 2020

The Proxy Statement and 2019 Annual Report are Available at www.gd.com/2020proxy

* As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be available at www.gd.com/proxy.

› Table of Contents

› Proxy Summary

This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Voting Matters and Board Recommendations

At this year's Annual Meeting, we are asking shareholders of our Common Stock, par value $1.00 per share (Common Stock) to vote on the following matters:

PROPOSAL 1
ELECTION OF DIRECTORS

✔ The Board recommends a vote **FOR** all director nominees. › See Page 12

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

✔ The Board recommends a vote **FOR** this proposal. › See Page 35

PROPOSAL 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

✔ The Board recommends a vote **FOR** this proposal. › See Page 38

PROPOSAL 4
SHAREHOLDER PROPOSAL – SPECIAL SHAREHOLDER MEETINGS

✖ The Board recommends a vote **AGAINST** this proposal. › See Page 75

Who We Are

Overview of Our Business and Strategy

General Dynamics is a global aerospace and defense company. From Gulfstream business jets and combat vehicles to nuclear-powered submarines and communications and networking systems, our customers depend on our products and services for their safety and security. Our portfolio spans the world's most technologically advanced business jets, wheeled combat vehicles, command and control systems and nuclear submarines. We offer these through our five business segments: Aerospace, Combat Systems, Information Technology, Mission Systems and Marine Systems.

We have a balanced business model which gives each business unit flexibility to stay agile and maintain an intimate understanding of customer requirements. Each business unit is responsible for the execution of its strategy and operational performance. Our corporate leaders set the overall strategy and governance for the company and are responsible for allocating and deploying capital. Our ethos — based on honesty, transparency, trust and alignment — undergirds our culture, our business model and our decision-making. This unique model keeps us focused on our priorities: exceeding customer expectations; executing on backlog; managing costs; implementing continuous improvement; and maximizing earnings, cash and return on invested capital.

2019 Financial Highlights

Delivering Long-Term Shareholder Value

Our focused commitment to operating performance drove each of our five business segments to deliver higher revenues and earnings in 2019. **Earnings per share** advanced by 6.8% to $11.98 on record-high sales of $39.4 billion. Our **backlog** also reached an all-time high of $86.9 billion, driven in part by a $22.2 billion award from the U.S. Navy for the advanced capability Block V Virginia-class Submarine. Our Aerospace business expanded its portfolio of offerings and its backlog rose by nearly $2 billion. To support our growing businesses, we invested $987 million **in new facilities and capabilities**. We increased our **dividend** by 10% in 2019 over 2018, marking the 22nd consecutive annual increase.



DIVIDEND HISTORY
(Quarterly)

REVENUE
$39.4 billion
Record-high revenue for the company; increased 8.7% over 2018; all five segments expanded

DILUTED EPS FROM CONTINUING OPERATIONS
$11.98
Record-high EPS for the company; up 6.8% over 2018

CASH PROVIDED BY OPERATING ACTIVITIES
$3 billion
Supports ongoing investment in the business

QUARTERLY DIVIDENDS
$1.02 per share
22nd consecutive year with a dividend increase

EARNINGS FROM CONTINUING OPERATIONS
$3.5 billion
Record-high earnings for the company; increased 3.8% over 2018

OPERATING MARGIN
11.8%
Continued to generate industry-leading operating margin*

RETURN ON INVESTED CAPITAL**
14%
Generated strong return while investing in the continued profitable growth of our company

ORDER BACKLOG
$86.9 billion
Record-high backlog for the company; Increased 28.1% over 2018

* Peer information adjusted to exclude Financial Accounting Standards/Cost Accounting Standards pension impact for comparability purposes.

** See Appendix A for a discussion of this non-GAAP measure.

2020 Board of Director Nominees

Name and Primary Occupation	Independent	Director Since	Other Public Company Boards	Committee Membership			
				AC	CC	FBPC	NCGC
James S. Crown Lead Director Chairman and CEO, Henry Crown and Company	✔	1987	1	○	○		●
Rudy F. deLeon Senior Fellow, Center for American Progress	✔	2014			○	●	
Cecil D. Haney Retired Admiral, U.S. Navy	✔	2019					○
Mark M. Malcolm Former President and CEO, Tower International	✔	2015		●		○	
James N. Mattis Former United States Secretary of Defense and Retired General, U.S. Marine Corps	✔	2019		○			○
Phebe N. Novakovic Chairman and CEO, General Dynamics		2012	1				
C. Howard Nye Chairman, President and CEO, Martin Marietta Materials	✔	2018	1	○	○		
William A. Osborn Former Chairman and CEO, Northern Trust Corporation	✔	2009	2	○	●	○	
Catherine B. Reynolds Chairman and CEO, EduCap	✔	2017	1	○		○	
Laura J. Schumacher Vice Chairman, External Affairs and Chief Legal Counsel, AbbVie	✔	2014			○		○
John G. Stratton Former Executive Vice President and President of Global Operations Verizon Communications	✔	2020	1			○	
Peter A. Wall Retired General, British Army	✔	2016				○	○

AC Audit Committee
CC Compensation Committee
FBPC Finance and Benefit Plans Committee
NCGC Nominating and Corporate Governance Committee

● Committee Chair
○ Committee Member

Composition of the General Dynamics Board

(As Nominated for Election at the Annual Meeting)

DIRECTOR TENURE

6.4 Years
average Tenure



1-5 years	8 Directors
6-12 years	3 Directors
>12 years	1 Director

AGE

63.7 Years
average Age



≤60 years	3 Directors
60-64 years	4 Directors
65-70 years	4 Directors
>70 years	1 Director

AN INDEPENDENT BOARD

11 of 12
Nominees are Independent

GENDER DIVERSITY

3 of 12
Nominees are Women

GUIDED BY EXPERTISE – KEY BOARD SKILLS AND EXPERIENCE

 **Aerospace and Defense Industry**
 5/12

 **Global Business and Strategy**
 11/12

 **Corporate Governance and Public Company Board**
 9/12

 **Operations and Manufacturing**
 6/12

 **Finance or Accounting**
 10/12

 **Technology and Cybersecurity**
 4/12

 **Government Relations and Regulatory**
 10/12

A Commitment to Sound Corporate Governance

Our Board of Directors believes that a commitment to good corporate governance enhances shareholder value. Sound corporate governance starts with a strong value system, and the value system starts in the boardroom. The General Dynamics Ethos – our distinguishing moral nature – is rooted in four overarching values.



These values:

› drive how we operate our business

› govern how we interact with each other and our customers, partners and suppliers

› guide the way we treat our workforce

› determine how we connect with our communities

Adherence to our ethos ensures that we continue to be good stewards of the investments in us by our shareholders, customers, employees and communities.

Corporate Governance Highlights

Governance Practice	For more information

Stock Ownership

> **Market-leading stock ownership requirements** for our executive officers require them to hold shares of our Common Stock worth eight to 15 times base salary. Director stock ownership guidelines provide that our directors should hold shares of our Common Stock having a value of at least eight times the annual retainer. — P. 59

> We **prohibit hedging and pledging** of our Common Stock by directors and executive officers. — P. 58

Board Structure and Governance

> Thoughtful **Board refreshment**, leading to average tenure of 6.4 years and supporting continued strong **Board diversity**. — P. 7

> An **independent Lead Director** with a robust set of responsibilities is elected annually by the Board and provides additional independent oversight of senior management and board matters. — P. 23

> Eleven of our 12 director nominees are **independent**. All of our Board committees are chaired by independent directors and are 100% independent. — P. 21

> Our non-management directors meet in **executive session**, without management present, following each regularly scheduled meeting, presided by the Lead Director. — P. 28

> Our directors **attended on average more than 86% of Board and committee meetings** in 2019, with all directors attending 100% of Board meetings. — P. 28

> Diligent **Board oversight of risk** is a cornerstone of our risk management program. — P. 26

> Annual **Board and committee self-assessments** enable the Board to monitor the performance and effectiveness of the Board and its committees. — P. 31

> Our **related person transactions policy** ensures appropriate Board review of related person transactions. — P. 32

> Our directors are **elected annually** based on a **majority voting standard** for uncontested elections. We have a **resignation policy** if a director fails to receive a majority of votes cast. — P. 80, Bylaws*

> Our directors are restricted in the number of other boards on which they may serve to **prevent overboarding** (directors may not serve on more than four other public company boards and Audit Committee members may not serve on the audit committee of more than two other public companies). — CGG*

Corporate Responsibility

> Our **Corporate Sustainability Report** discusses our Ethos, our commitment to our stakeholders and communities and our commitment to diversity and inclusion. — CSR**

> Our **ethics program** includes strong Codes of Ethics for all employees globally, with specific codes for our directors and financial professionals. — GD Website**

> Disclosure of our **corporate political contributions** and our **trade association dues** describes the process and oversight we employ in each area. — GD Website ***

> We have a strong corporate commitment to respect the dignity, **human rights** and autonomy of others. — CSR**

> Our Board and management team oversee our **environmental sustainability** initiatives and implementation. — CSR**

Shareholder Rights

> Our shareholders have the ability to nominate director candidates and have those nominees included in our proxy statement, subject to meeting the requirements in our Bylaws, a shareholder right known as **proxy access**. — Bylaws*

> We **do not have a shareholder rights plan,** or poison pill. Any future rights plan must be submitted to shareholders. — CGG*

> Our Bylaws do not restrict our shareholders' right under Delaware law to **act by written consent**. — Bylaws*

> Our shareholders have the right to request a **special meeting** of shareholders. — Bylaws*

> **Voting rights are proportional** to economic interests. One share equals one vote. — Certificate of Incorporation*

* Our Corporate Governance Guidelines (CGG), Certificate of Incorporation and Bylaws are available on our website at www.gd.com/CorporateGovernance.

** Our Standards of Business Ethics and Conduct, Codes of Ethics and Corporate Sustainability Report (CSR) are available on our website at www.gd.com/Responsibility.

*** See www.gd.com/AdditionalDisclosure.

Shareholder Engagement

In 2019, we reached out to shareholders representing approximately:



65%
of our
outstanding
stock

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2019

Board of Directors and Corporate Governance	› Board Leadership › Tenure and Refreshment › Director Skills and Experience › Self-Assessment Process › Board's Role in Succession Planning › Shareholder Rights
Risk Management Oversight	› Supply Chain Management › Cyber Risk Management › Human Capital Management
Executive Compensation	› Strong 2019 Shareholder Vote on Executive Compensation › Program Structure, including Role of Equity Compensation › Pay-for-Performance Alignment › Enhanced Disclosure on Annual Incentive Determinations
Corporate Responsibility	› Workforce Development, Diversity and Sustainability › Environmental Initiatives › Other Sustainability Initiatives

Executive Compensation Highlights

Components of 2019 Compensation Program

Component — **CEO** | **Other NEOs** — **Description**

Cash

Annual Base Salary

9%
17%

- Base Salary is set at or around the median of our peers to represent a fixed level of competitive compensation.

Annual Incentive Compensation

20%
22%

- Targeted at the median of our peers, the cash incentive is designed to motivate and align management with annual business goals.
- We have incorporated financial metrics of earnings from continuing operations (35%), free cash flow from continuing operations (35%) and strategic and operational performance (30%).
- Strategic and operational performance measures include, but are not limited to: EPS growth, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions and leadership.

Equity

Long-Term Incentive (LTI) Compensation

71%
61%

50% Performance Stock Units
30% Stock Options
20% Restricted Stock

- The long-term equity incentive is targeted as a range around the median of our peers and has performance metrics designed to align named executive officers (NEOs) with the objectives of our company and shareholders. The LTI element of compensation is based on a pay-for-performance model and for retention.
- The annual grant is divided as follows: 50% Performance Stock Units (with a three-year average performance period based on Return on Invested Capital (ROIC) and a modifier based on a relative Total Shareholder Return (rTSR)), 30% stock options and 20% restricted stock with a three-year vest.
- The metrics chosen, ROIC and rTSR, accomplish two primary goals: the first (ROIC) drives the management team to perform on the investments made in the business to increase returns and the second (rTSR) is a relative metric that measures our performance versus the S&P 500 and is responsive to and aligned with the interests of our shareholders.

Corporate Responsibility and Sustainability

Our Board and management take seriously our commitment to corporate responsibility. We endeavor to conduct our business in a manner that is consistent with our values and our ethos. We are dedicated to protecting and promoting human rights, ensuring the health, safety and development of our employees and fostering mutually beneficial relationships with our communities, which include respect for our silent stakeholder, the environment, and expanded opportunities for growth in diversity and opportunity.

We are committed to reducing our global environmental impact. We consider how our business strategy interplays with ensuring sustainable environmental practices over the long term. We consider good environmental practices an integral element toward increasing value to our shareholders. This approach protects the environment while improving efficiency, reducing costs and ensuring we remain compliant with all relevant environmental laws and regulations.

KEY SUSTAINABILITY INITIATIVES IN 2019 INCLUDED:

 **OUR ENVIRONMENT**

> Increased use of renewable energy sources

> Expanded energy conservation efforts

> Use of sustainable aviation fuel for flight tests and demonstration flights at our Gulfstream subsidiary

> Increased focus on environmentally friendly design, construction, operations and maintenance of facilities

 **OUR CUSTOMERS**

> Gulfstream became the first business-jet original equipment manufacturer to make sustainable aviation fuel available to customers

> In addition, we offer carbon offset credits to support carbon-neutral flights for our business jet customers

 **OUR PEOPLE AND COMMUNITIES**

> Continued initiatives to expand the diversity of our workforce, promote inclusivity and enhance work-life balance through expanded support programs

> Strong support of military and veteran hiring

> Investments in employee training and skills development

> Continued efforts to support the respect of human rights and oppose human trafficking

 **OUR BUSINESS**

> Introduced environmental, social and governance (ESG) objectives into business goals that underlie our compensation program

> Ongoing initiatives to improve the cybersecurity of our internal networks and those of our supply chain

We encourage you to review our Corporate Sustainability Report, available on our website at www.gd.com/Responsibility, to learn more about our approach to sustainability and for additional examples of initiatives across our company.

❯ Election of the Board of Directors of the Company

PROPOSAL 1
ELECTION OF DIRECTORS

> Accomplished slate of nominees, with diversity of thought, experience and skills beneficial to our company
> All nominees are independent, except the chairman
> Average director tenure of 6.4 years

Your Board of Directors unanimously recommends a vote FOR all director nominees.

Director Nominations

Directors are elected at each annual meeting of shareholders and hold office for one-year terms or until successors are elected and qualified. The Nominating and Corporate Governance Committee leads consideration of director nominees from various sources and identifies nominees with the primary goal of ensuring the Board collectively serves the interests of shareholders.

NOMINEES ARE THOROUGHLY EVALUATED TO ENSURE A BALANCED AND EFFECTIVE BOARD



Ability to devote sufficient time and attention to Board responsibilities

Absence of conflicts of interest

Background and professional experience

Diversity of key skills and expertise

Ethics and integrity

Gender and racial diversity

Incumbents – Performance, participation and contributions to the Board

DIRECTOR CANDIDATE EVALUATION

Potential Board candidates are evaluated in the context of the current Board composition to ensure a diverse range of backgrounds, talent, skills and expertise. This ensures that our directors bring a broad perspective to the company on a range of important issues.

Director Skills and Experience

In considering Board nominees, the Nominating and Corporate Governance Committee considers each individual's background and personal and professional experiences in addition to general qualifications. Nominees are evaluated in the context of the Board as a whole, with a focus on achieving an appropriate mix of skills needed to lead the company at the Board level. The committee regularly assesses and communicates with the Board about the current and future skills and backgrounds to ensure the Board maintains an appropriate mix. These skills are reflected in the following table. Each nominee also possesses additional skills and experience that are not highlighted among those listed below.

DIRECTOR NOMINEES SKILLS, KNOWLEDGE AND EXPERIENCE MATRIX

	Why is this important for General Dynamics?	James S. Crown	Rudy F. deLeon	Cecil D. Haney	Mark M. Malcolm	James N. Mattis	Phebe N. Novakovic	C. Howard Nye	William A. Osborn	Catherine B. Reynolds	Laura J. Schumacher	John G. Stratton	Peter A. Wall
Aerospace and Defense Industry	Supports oversight of the company's business performance and strategic developments in our industry		●	●		●	●						●
Corporate Governance and Public Company Board	Provides the background and knowledge necessary to provide effective oversight and governance	●	●		●		●	●	●	●	●	●	
Finance or Accounting	Enables in-depth analysis of our financial statements and understanding of our capital structure, financial transactions and financial reporting processes	●			●	●	●	●	●	●	●	●	
Government Relations and Regulatory	Critical for an understanding of the complex regulatory and governmental environment involving our business		●	●		●	●	●	●	●	●	●	●
Global Business and Strategy	Important for oversight of a complex organization with operations worldwide	●	●		●	●	●	●	●	●	●	●	●
Operations and Manufacturing	Necessary in overseeing a sustainable, complex, global manufacturing company				●	●	●	●	●				●
Technology and Cybersecurity	Supports our businesses in navigating the rapidly changing landscape for technology and cybersecurity			●		●						●	●

Board Diversity and Inclusion

In order to sustain a global business, we must bring together a group of people with a vision for the future and diversity of thought. We must have leadership, at both the executive and Board levels, to develop and execute our business objectives better than our competition. At the heart of our company are diverse executives, managers and employees worldwide who rely on their intimate knowledge of customer requirements and a unique blend of skills and innovation to develop and deliver the best possible products and services.

Highlights of the composition of the Board of Directors, as nominated, include:


9
Directors with Significant Financial Backgrounds or Expertise
5
Current or Past CEOs of Complex, Global and/or Public Companies
7
Current or Former Public Company Directors
Balanced Board with Unique Perspectives
5
Directors with Prior Top Leadership Posts in the Military or U.S. Department of Defense
4
Directors with Experience in Leading Complex Operating and Manufacturing Organizations
5
Directors are Women or Minorities

Director Retirement Policy

Under the company's Bylaws, no director shall stand for election beyond the age of 75. Additionally, the Bylaws provide that, under circumstances of significant benefit to the company, an individual over the age of 72 years may stand for election as director only with the approval of the Nominating and Corporate Governance Committee and a two-thirds vote of the directors then in office. In February 2020, the committee recommended, and the Board unanimously requested, that Mr. Osborn, age 72, be nominated to stand for re-election. The Board took this action to retain the valuable counsel and insight that Mr. Osborn provides to the Board.

Director Retirement. Lester Lyles, age 74, will not stand for re-election at the Annual Meeting. General Dynamics and the Board appreciate his many years of dedicated service and valuable counsel as a member of the Board.

2020 Director Nominees

The following 12 nominees are standing for election to the Board of Directors at the Annual Meeting. If any nominee withdraws or for any reason is unable to serve as a director, your proxy will be voted for any remaining nominees (except as otherwise indicated in your proxy) and any replacement nominee designated by the Nominating and Corporate Governance Committee of the Board of Directors.



JAMES S. CROWN Lead Director
Independent

Age: **66**
Director Since: **May 1987**
Committees: **Audit, Compensation, Nominating and Corporate Governance (Chair)**

BACKGROUND

› Lead Director since May 2010
› Chairman and Chief Executive Officer of Henry Crown and Company since 2018; President of Henry Crown and Company, 2002 to 2018; Vice President of Henry Crown and Company, 1985 to 2002
› Mr. Crown currently serves as a director of J.P. Morgan Chase & Co.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

As the longest-serving member of our Board and a significant shareholder, Mr. Crown has an abundance of knowledge regarding General Dynamics and our history. As chairman and chief executive officer of Henry Crown and Company, a private investment firm with diversified interests, Mr. Crown has broad experience in business management and capital deployment strategies. His many years of service as a director of our company and other large public companies provide him with a deep understanding of the roles and responsibilities of a board of a public company.



RUDY F. DELEON
Independent

Age: **67**
Director Since: **September 2014**
Committees: **Compensation, Finance and Benefit Plans (Chair)**

BACKGROUND

› Senior Fellow with the Center for American Progress since 2007
› Senior Vice President of The Boeing Company, 2001 to 2006
› Deputy Secretary of Defense, 2000 to 2001; Undersecretary of Defense for Personnel and Readiness, 1997 to 2000
› Undersecretary of the U.S. Air Force, 1994 to 1997

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. deLeon's experience as the second-highest ranking civilian official in the U.S. Department of Defense and as a foreign policy and military advisor give him a keen understanding of the complexities of the U.S. military and the defense industry. His experience in government, combined with his leadership at The Boeing Company as a senior vice president leading all U.S. federal, state and local government liaison operations, provide him with a deep understanding of the aerospace and defense industry, enabling him to serve General Dynamics with valuable perspectives on the business.



CECIL D. HANEY
Independent

Age: **64**
Director Since: **March 2019**
Committees: **Nominating and Corporate Governance**

BACKGROUND

> Retired Admiral, U.S. Navy; Commander, U.S. Strategic Command, 2013 to 2016; Commander, U.S. Pacific Fleet, 2012 to 2013

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Prior to retiring from the U.S. Navy at the rank of Admiral, Mr. Haney served as Commander of the U.S. Strategic Command and Commander of the U.S. Pacific Fleet. His leadership positions, particularly with U.S. Strategic Command, required extensive knowledge about the role of advanced technologies and cybersecurity in the national security of the United States. During his service, Mr. Haney also gained broad global experience in managing complex operational and budgetary issues. His nearly four-decade career with the U.S. Navy gives him valuable insight into key aspects of the defense industry and national security priorities. Mr. Haney's engineering and national security educational backgrounds, together with his extensive experience with advanced technologies and cyber matters, position him as a valuable advisor to our businesses.



MARK M. MALCOLM
Independent

Age: **66**
Director Since: **August 2015**
Committees: **Audit (Chair), Finance and Benefit Plans**

BACKGROUND

> President and Chief Executive Officer of Tower International, Inc., 2007 to 2016
> Senior Advisor, Cerberus Capital Management, 2006 to 2007
> Executive Vice President and Controller of Ford Motor Credit, 2004 to 2005; Director of Finance and Strategy, Global Purchasing, of Ford Motor Company, 2002 to 2004
> Mr. Malcolm served as a director of Tower International, Inc., a former public company, within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Malcolm's senior executive positions at Tower International and Ford provide him with critical knowledge of the management, financial and operational requirements of a large company. In these positions, Mr. Malcolm gained extensive experience in dealing with accounting principles and financial reporting, evaluating financial results and the financial reporting process of a public company. Mr. Malcolm brings to the Board a broad knowledge of the complex business issues facing a public company in areas such as risk management, global supply chain management and corporate governance. Based on his experience, the Board has determined that Mr. Malcolm is an Audit Committee Financial Expert.



JAMES N. MATTIS
Independent

Age: **69**
Director Since: **August 2019**
Committees: **Audit, Nominating and Corporate Governance**

BACKGROUND
› Senior Counselor, The Cohen Group since 2019
› United States Secretary of Defense, 2017 to 2019
› Retired General, U.S. Marine Corps. Commander, United States Central Command, 2010 to 2013; Commander, U.S. Joint Forces Command, 2007 to 2010; NATO Supreme Allied Commander Transformation, 2007 to 2009.
› Mr. Mattis previously served as a director of the Company from August 2013 to January 2017.

KEY ATTRIBUTES/SKILLS/EXPERIENCE
Mr. Mattis had a distinguished career in the U.S. Marine Corps before retiring in 2013. He served as Commander, U.S. Central Command and Commander U.S. Joint Forces as well as NATO Supreme Allied Commander Transformation. Mr. Mattis' unique perspective and experiences with U.S. and foreign military strategy and operations, including NATO operations, provide him with valuable insight into international and government affairs and the global defense industry. Mr. Mattis' leadership positions also required extensive understanding of advanced technologies and cybersecurity. His demonstrated leadership and strategic skills make him well-equipped to advise on strategic opportunities and risks associated with our aerospace and defense businesses.

Mr. Mattis, who previously served as a director of the Company, was known to many members of the Board, including the Nominating and Corporate Governance Committee, when being identified as a director candidate in August 2019.



PHEBE N. NOVAKOVIC

Age: **62**
Director Since: **May 2012**
Committees: **None**

BACKGROUND
› Chairman and Chief Executive Officer of General Dynamics since January 2013; President and Chief Operating Officer, May 2012 through December 2012; Executive Vice President, Marine Systems, May 2010 to May 2012; Senior Vice President, Planning and Development, July 2005 to May 2010; Vice President, Strategic Planning, October 2002 to July 2005
› Ms. Novakovic currently serves as a director of Abbott Laboratories.

KEY ATTRIBUTES/SKILLS/EXPERIENCE
Ms. Novakovic's service as a senior officer of General Dynamics since 2002 makes her a valuable and trusted leader. Through her roles as chairman and chief executive officer, president and chief operating officer, and executive vice president, Marine Systems, she has developed a deep understanding of the company's business operations, growth opportunities, risks and challenges. As senior vice president, planning and development, she gained a strong understanding of our core customers and the global marketplace in which we operate. Ms. Novakovic's current service as a public company director provides her with a valuable perspective on corporate governance matters and the roles and responsibilities of a public company board.



C. HOWARD NYE
Independent

Age: **57**
Director Since: **May 2018**
Committees: **Audit, Compensation**

BACKGROUND

> Chairman of Martin Marietta Materials, Inc. since 2014 and President and CEO since 2010; President and Chief Operating Officer, 2006 to 2009
> Executive Vice President of Hanson PLC's North American building materials business, 2003 to 2006
> Mr. Nye currently serves as Chairman of the Martin Marietta Materials, Inc. Board of Directors. He served as a director of Cree, Inc. within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Nye's roles with Martin Marietta Materials, a leading supplier of aggregates and heavy building materials, position him well to advise our businesses on a range of matters in the areas of engineering, manufacturing, merger and acquisitions, regulatory matters and governance matters. Mr. Nye also brings extensive risk management experience, particularly in the area of employee safety. His strong business background and service on public company boards provide him with a deep understanding of the challenges and risks facing large public companies and their boards. Based on Mr. Nye's experience with public company financial statements and reporting, the Board has determined that Mr. Nye is an Audit Committee Financial Expert.



WILLIAM A. OSBORN
Independent

Age: **72**
Director Since: **December 2009**
Committees: **Audit, Compensation (Chair), Finance and Benefit Plans**

BACKGROUND

> Chairman of Northern Trust Corporation, 1995 to 2009; Chief Executive Officer of Northern Trust Corporation, 1995 through 2007 and President of Northern Trust Corporation and The Northern Trust Company, 2003 to 2006
> Mr. Osborn currently serves as a director of Abbott Laboratories and Caterpillar, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Osborn's prior service as a senior executive of Northern Trust Corporation, including as chairman and chief executive officer, and president, provides him with extensive knowledge of the complex financial, operational and governance issues of a large public company. He brings to our Board a well-developed awareness of financial strategy, asset management and risk management and a strong understanding of public company governance. The Board has determined that Mr. Osborn's extensive experience with accounting principles, financial reporting and evaluation of financial results qualifies him as an Audit Committee Financial Expert.



CATHERINE B. REYNOLDS
Independent

Age: **62**
Director Since: **May 2017**
Committees: **Audit, Finance and Benefit Plans**

BACKGROUND

› Chairman and Chief Executive Officer of EduCap, Inc. since 1989
› Chairman and Chief Executive Officer of The Catherine B. Reynolds Foundation since 2000
› Founder and Chairman of Servus Financial Corporation, 1993 to 2000
› Ms. Reynolds currently serves as a director of Lindblad Expeditions Holdings, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Reynolds' sound business experience and financial background, including her innovative development of the first asset-backed securitization structure for consumer education loans, enables her to provide valuable financial and business advice to the company. Ms. Reynolds is a certified public accountant and has served on the audit and compensation committees of a public company. Through her senior executive and board positions with EduCap and Servus Financial, she has developed critical knowledge of the financial and risk management challenges that companies face. Ms. Reynolds also has gained valuable insight into public company governance and operations through her prior and current service on public company boards. The Board has determined that Ms. Reynolds' extensive financial and accounting background qualifies her as an Audit Committee Financial Expert.



LAURA J. SCHUMACHER
Independent

Age: **56**
Director Since: **February 2014**
Committees: **Compensation, Nominating and Corporate Governance**

BACKGROUND

› Vice Chairman, External Affairs and Chief Legal Counsel of Abbvie Inc. since December 2018; Executive Vice President, External Affairs and General Counsel of Abbvie Inc., 2013 to December 2018
› Executive Vice President, General Counsel and Secretary of Abbott Laboratories, 2007 to 2012

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Schumacher's positions as chief legal officer of two large public companies provide her with extensive experience with respect to risk management and a deep knowledge of the types of legal and regulatory risks facing public companies. Her experience as a senior executive in the healthcare industry has provided her with a keen awareness of strategic considerations and challenges associated with a complex, highly regulated industry. Additionally, through her key role in the strategic consideration and execution of the separation of Abbvie from Abbott Laboratories, Ms. Schumacher brings an important understanding of and insight into corporate governance matters and complex corporate transactions.



JOHN G. STRATTON
Independent

Age: **59**
Director Since: **February 2020**
Committees: **Finance and Benefit Plans**

BACKGROUND
> Executive Vice President and President of Global Operations, Verizon Communications, Inc. from 2015 to 2018
> Mr. Stratton currently serves as a director of Abbott Laboratories

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Through his executive leadership positions at Verizon Communications, most recently serving as Executive Vice President and President of Global Operations, Mr. Stratton gained extensive business and management experience operating a global public company, including business strategy and risk management. Mr. Stratton also gained extensive insight into the importance and role of technology, including opportunities and risks associated with rapidly developing new technologies and cybersecurity. His experience in the telecommunications industry also provides him with an understanding of business operations in a highly regulated industry.

Nominated and elected to the Board in February 2020, Mr. Stratton was initially identified as a director candidate by the chairman.



PETER A. WALL
Independent

Age: **64**
Director Since: **August 2016**
Committees: **Finance and Benefit Plans, Nominating and Corporate Governance**

BACKGROUND
> Retired General, British Army, Chief of the General Staff, 2010 to 2014; Commander in Chief, Land Command, 2009 to 2010
> Director of Operations, United Kingdom Ministry of Defence, 2007 to 2009
> Director, Amicus (strategic leadership advisory firm) since 2014

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Wall had a distinguished career in the British Army before retiring at the rank of General in 2014. He also served as Director of Operations for the United Kingdom Ministry of Defence, directing operations worldwide. As Chief of the General Staff of the British Army, Mr. Wall managed significant operating budgets and led a major transformation of the British Army, including capital investment to harness the latest military technology. Mr. Wall's service in the U.K. Ministry of Defence and in the British Army give him an in-depth understanding and appreciation of the complexities of the U.K. military, its allies and the overall defense industry. Mr. Wall brings to the Board important insight into the operational requirements of our customers, the application of technology and a deep understanding of global security issues.

Director Independence

Independence Standards

Our Board of Directors assesses the independence of our directors and examines the nature and extent of any relationships between General Dynamics and our directors, their families and their affiliates. Our Board has established an objective that at least two-thirds of the directors be independent. For a director to be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with General Dynamics. Our Board has established director independence guidelines (the Director Independence Guidelines) as part of the Corporate Governance Guidelines to assist in determining director independence in accordance with the rules of the New York Stock Exchange. The Corporate Governance Guidelines are available at www.gd.com/CorporateGovernance.

Independence Determinations

The Board has determined that each current non-management director - Ms. Reynolds, Ms. Schumacher and Messrs. Crown, deLeon, Haney, Lyles, Malcolm, Mattis, Nye, Osborn, Stratton and Wall - qualifies as an independent director.

In March of each year and at other times during the year for director nominations or appointments occurring outside of the annual meeting, the Board of Directors considers whether each director and nominee to the Board meets the definition of an "independent director" in accordance with the rules of the New York Stock Exchange and the Company's Director Independence Guidelines. To make these independence determinations, the Board reviewed all relationships between General Dynamics and the directors and affirmatively determined that none of the individuals qualifying as independent has a material business, financial or other type of relationship with General Dynamics, other than as a director or shareholder of the company. Specifically, the Board considered the relationships listed below and the related person transactions listed on page 32 of this Proxy Statement and found them to be immaterial. For each of the relationships that the Board considered for 2017, 2018 and 2019, the payments made or received by General Dynamics, and the charitable contributions made by General Dynamics, fell below the thresholds in our Director Independence Guidelines (the greater of $1 million or 2% of the consolidated gross revenues of the other company). Listed below are the relationships that existed in 2019 that were considered by the Board as part of their independence determinations.

› Ms. Reynolds and Messrs. Crown, deLeon, Lyles and Osborn serve as members of the boards of trustees or boards of directors of charitable and other non-profit organizations to which General Dynamics (i) has made payments for memberships, sponsorships, tradeshow exhibit space or tuition in the usual course of our business, (ii) made and received payments for products and services in the usual course of our business or (iii) made contributions as part of our annual giving program. The 2019 payments fell below the greater of $1 million or 2% of the consolidated gross revenues of the organizations.

› Mr. Mattis' brother is an employee (and not an executive officer) of a subsidiary of General Dynamics. The compensation paid to Mr. Mattis' brother in 2019 did not exceed $120,000.

› Messrs. Crown, Haney, Nye, Osborn and Stratton serve as directors of companies, and Messrs. Crown, Mattis, Nye and Ms. Schumacher are employees or executive officers of companies to which General Dynamics has sold products and services, or from which General Dynamics has purchased products and services, in the ordinary course of business. None of the directors had any material interest in, or received any compensation in connection with, these ordinary-course business relationships. Each of the payments made or received by General Dynamics fell below the greater of $1 million or 2% of the other company's revenues.

Nominees to the Board Submitted by Shareholders

The committee will consider director nominees recommended by shareholders in the same manner as it considers and evaluates potential directors identified by the company. Additionally, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws (a process known as proxy access). The requirements for director nominations, including requirements for proxy access, can be found in Article II, Section 10 of our Bylaws available on our website at www.gd.com/CorporateGovernance.

› Governance of the Company

Our Commitment to Strong Corporate Governance

The General Dynamics Board of Directors believes that a commitment to good corporate governance enhances shareholder value. To that end, General Dynamics is committed to employing strong corporate governance practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn a fair return for our shareholders.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has adopted the General Dynamics Corporate Governance Guidelines to provide a framework for effective governance of the Board and the company. The guidelines establish policies and practices with respect to Board operations and responsibilities, including board structure and composition, director independence, executive and director compensation, succession planning and the receipt of concerns and complaints by the Board. The Board regularly reviews these guidelines and updates them periodically in response to changing regulatory requirements, feedback from shareholders on governance matters and evolving best practices in corporate governance.

The Board believes that its commitment to good governance is demonstrated by key corporate governance practices, summarized under Corporate Governance Highlights on page 9 and described in more detail in the pages that follow.

Our Culture of Ethics

As part of our commitment to strong corporate governance practices, we maintain an active and robust ethics program. Our ethics program is rooted in our ethos – our distinguishing moral nature. Our ethos is defined by four values: Alignment, Honesty, Transparency and Trust. These values:

› drive how we operate our business

› govern how we interact with each other and our customers, partners and suppliers

› guide the way we treat our workforce

› determine how we connect with our communities

Adherence to our Ethos ensures that we continue to be good stewards for our shareholders, customers, employees, suppliers and communities.

We have a Standards of Business Ethics and Conduct Handbook that applies to all employees. This handbook, known as the Blue Book, has been updated and improved as we have grown and changed over the years. Our ethics program also includes periodic training on ethics and compliance topics for all employees and a 24-hour ethics helpline, which employees can access via telephone or online to communicate any business-related ethics concerns.

We have adopted ethics codes specifically applicable to our Board of Directors and our financial professionals. The Code of Conduct for Members of the Board of Directors embodies our Board's commitment to manage our business in accordance with the highest standards of ethical conduct. The Code of Ethics for Financial Professionals, which supplements the Blue Book, applies to our chief executive officer, chief financial officer, controller and persons performing similar financial functions.

Any amendments to or waivers from the Standards of Business Ethics and Conduct, Code of Ethics for Financial Professionals or Code of Conduct for Members of the Board of Directors on behalf of any of our executive officers, financial professionals or directors will be disclosed on our website. The current Standards of Business Ethics and Conduct are available on our website at www.gd.com/Responsibility.

Board Leadership Structure

Our Board comprises independent, accomplished and experienced directors who provide advice and oversight to further the interests of our company and our shareholders. The Board evaluates regularly its leadership structure, including whether to combine the positions of chairman and chief executive officer. Our Board currently believes that the combination of the chairman and chief executive roles while employing a strong Lead Director position provides a framework for independent leadership and engagement while ensuring appropriate insight into the operations and strategic issues of the company.

Chairman – Strong and Effective Leadership. Our Board elects a chairman annually from among the directors. The Board believes that Ms. Novakovic's deep understanding of the company's business, day-to-day operations, growth opportunities, challenges and risk management practices gained through several leadership positions, including seven years as chief executive officer enable her to provide strong and effective leadership to the Board and to ensure the Board is informed of important issues facing the company. The Board also believes that having a combined role promotes a cohesive, strong and consistent vision and strategy for the company.

Independent Lead Director – Additional Independent Oversight. The Board has created the position of a Lead Director, elected annually by the Board from among the independent directors. Mr. Crown currently serves as Lead Director. The Board believes the Lead Director position provides additional independent oversight of senior management and Board matters. The selection of a Lead Director facilitates communication among the directors or between any of them and the chairman. Directors frequently communicate among themselves and directly with the chairman. The Lead Director's authority and responsibilities are as follows:

Lead Director Authority and Responsibilities

(1) acts as chair at Board meetings when the chairman is not present, including meetings of the non-management directors;

(2) has the authority to call meetings of the non-management directors;

(3) coordinates activities of the non-management directors and serves as a liaison between the chairman and the non-management directors;

(4) works with the chairman to develop and agree to meeting schedules and agendas, and agree to the nature of the information that will be provided to directors in advance of meetings;

(5) is available for consultation and communication with significant shareholders, when appropriate; and

(6) performs such other duties as the Board may determine from time to time.

Board Committees

The Board of Directors has established the following four standing committees to assist in executing its duties: Audit, Compensation, Finance and Benefit Plans and Nominating and Corporate Governance. The primary responsibilities of each of the committees are described below, together with the current membership and number of meetings held in 2019. Currently, all of our Board committees are composed entirely of independent, non-management directors. Each of the Board committees has a written charter. Copies of these charters are available on our website at www.gd.com/CorporateGovernance.

Committee Members

Listed below are the members of each of the four standing committees as of March 9, 2020.

	Audit Committee	Compensation Committee	Finance and Benefit Plans Committee	Nominating and Corporate Governance Committee
James S. Crown ⚊	○	○		●
Rudy F. deLeon		○	●	
Cecil D. Haney				○
Lester L. Lyles	○			○
Mark M. Malcolm ★	●		○	
James N. Mattis	○			○
C. Howard Nye ★	○	○		
William A. Osborn ★	○	●	○	
Catherine B. Reynolds ★	○		○	
Laura J. Schumacher		○		○
John G. Stratton			○	
Peter A. Wall			○	○

⚊ Lead Director   ★ Audit Committee Financial Expert   ● Chair   ○ Member

Committee Responsibilities

Following are descriptions of the primary areas of responsibility for each of the four committees.

AUDIT COMMITTEE

Members:
Mark M. Malcolm (Chair)
James S. Crown
Lester L. Lyles
James N. Mattis
C. Howard Nye
William A. Osborn
Catherine B. Reynolds
Meetings in 2019: 8

RESPONSIBILITIES:

› Provides oversight for accounting, financial reporting, internal control, auditing and regulatory compliance activities

› Selects and oversees the independent auditor

› Approves audit and non-audit services provided by the independent auditor, including a review of the scope of the audit

› Reviews our consolidated financial statements with management and the independent auditor

› Evaluates the performance, responsibilities, budget and staffing of internal audit

› Evaluates the scope of the internal audit plan

› Monitors management's implementation of the policies, practices and programs of the company with respect to business ethics and conduct

COMPENSATION COMMITTEE

Members:
William A. Osborn (Chair)
James S. Crown
Rudy F. deLeon
C. Howard Nye
Laura J. Schumacher
Meetings in 2019: 4

RESPONSIBILITIES:

› Evaluates the performance of the chief executive officer and other officers and reviews and approves their compensation
› Recommends to the Board the level and form of director compensation and benefits
› Reviews and approves incentive compensation and equity-based compensation plans
› Reviews and monitors succession plans for officers, including the chief executive officer
› Has authority to retain and terminate external advisors in connection with the discharge of its duties
› Has sole authority to approve compensation consultant fees (to be funded by the company) and the terms of the consultant's retention

FINANCE AND BENEFIT PLANS COMMITTEE

Members:
Rudy F. deLeon (Chair)
Mark M. Malcolm
William A. Osborn
Catherine B. Reynolds
John G. Stratton
Peter A. Wall
Meetings in 2019: 3

RESPONSIBILITIES:

› Oversees the management of the company's finance policies to ensure the policies are in keeping with the company's overall business objectives
› For employee benefit plans that name the company or one of its subsidiaries as the investment fiduciary (and for which the company or one of its subsidiaries has not appointed the management investment committee as investment fiduciary):
  › provides strategic oversight of the management of the assets
  › reviews and approves investment policy recommendations made by management
  › reviews and approves the retention of third parties for administration and management services related to trust assets

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members:
James S. Crown (Chair)
Cecil D. Haney
Lester L. Lyles
James N. Mattis
Laura J. Schumacher
Peter A. Wall
Meetings in 2019: 3

RESPONSIBILITIES:

› Evaluates Board and management effectiveness
› Advises the Board on the appropriate size, composition, structure and operations of the Board and its committees
› Reviews and recommends to the Board committee assignments for directors
› Advises the Board on corporate governance matters and monitors developments, trends and best practices in corporate governance
› Recommends to the Board corporate governance guidelines that comply with legal and regulatory requirements
› Identifies qualified individuals as director candidates

Risk Oversight

Our comprehensive risk management program is conducted by senior management and overseen by the Board of Directors. In particular, the Board oversees management's identification and prioritization of risks that are material to our business. We believe that our risk management processes are well supported by the current board leadership structure.

ROLES IN RISK MANAGEMENT

BOARD OF DIRECTORS

› The Board oversees risk management, focusing on the most significant risks facing the company, including strategic, operational, financial, legal, cyber and reputational risks.

  › The Board assesses the company's strategic and operational risks throughout the year, with particular focus on these risks at an annual multi-day Board meeting in early February.

  › Risk management is a standing agenda item at two Board meetings annually. Specific topics vary based on key risks facing the company at the time.

  › The Board receives briefings from senior management concerning a variety of topics and related risks should they arise between the dedicated risk-focused Board meetings.

› The Board reviews, adjusts where appropriate, and approves the annual business unit and business segment goals presented by management and adopts our company operating plan for the year. These plans and related risks are monitored throughout the year as part of periodic financial and performance reports given to the Board by the chief financial officer and executive vice presidents of each business segment.

› The Board considers senior management succession planning a core part of the company's risk management program. At least annually, the Board reviews with the chief executive officer succession planning for senior leadership positions and the timing and development required to ensure continuity and diversity of leadership over the short and long term.

› Risk topics discussed in 2019 include: defense budget and acquisition matters; cybersecurity; human capital management, including workforce diversity; environmental, health and safety matters; and specific customer and program developments.

AUDIT COMMITTEE

› Oversees the company's policies and practices concerning overall risk assessment and risk management.

› Reviews and takes appropriate action regarding the company's annual and quarterly financial statements, the internal audit program, the ethics program and internal control over financial reporting.

› Receives regular briefings from members of senior management on accounting matters; the internal audit plan; internal control over financial reporting matters; significant litigation and other legal matters; and ethics program matters.

› Holds separate, regular executive sessions with internal audit and the partners of the KPMG LLP audit team.

FINANCE AND BENEFIT PLANS COMMITTEE

› Oversees the management of the company's finance policies and the assets of the company's defined benefit plans for employees.

› Oversees market risk exposure with respect to assets within the company's defined benefit plans and related to the capital structure of the company, including borrowing, liquidity, allocation of capital and funding of benefit plans.

› To assess risks in its areas, receives regular briefings from our senior management or external advisors on finance policies, pension plan liabilities and funding and asset performance.

COMPENSATION COMMITTEE

› Oversees our executive compensation program to ensure that the program creates incentives for strong operational performance and for the long-term benefit of the company and its shareholders without encouraging excessive risk-taking.

› Receives briefings from the chairman and chief executive officer, human resources senior management and outside consultants and advisors on compensation matters.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

› Oversees risks related to the company's governance structure and processes and risks arising from related person transactions.

› Receives briefings from the senior vice president, general counsel and secretary.

Senior Management

› Responsible for day-to-day risk management; conducts a thorough assessment of the company's risk profile through internal management processes and controls.

› The chief executive officer and senior management team provide to the Board a dedicated and comprehensive briefing of material risks at least twice per year, and the Board is briefed throughout the year as needed on specific risks facing the company.

› At an annual multi-day Board meeting in early February, senior management reports on opportunities and risks in the markets in which the company conducts business. Additionally, each business unit president and each business segment executive vice president presents the unit's and segment's respective operating plan and strategic initiatives for the year, including notable business opportunities and risks.

› The chief financial officer and executive vice presidents of each business segment give periodic financial and performance reports to the Board.

External Advisors

› Provide independent advice on specific risks and review and comment on risk management processes and procedures as necessary.

› Support the program by auditing our financial statements.

› Review and suggest updates and improvements to our risk management processes and procedures.

› Assist in the implementation of Board and senior management responsibilities regarding risk management.

› Support and assist with public disclosure regarding risk management and company risks.

HIGHLIGHT ON TECHNOLOGY AND CYBERSECURITY

Technology and cybersecurity pose a critical risk for nearly all companies. However, the defense industry faces heightened risks simply due to the nature of its work, and our company is no exception. Our Board approaches its risk management role in this area comprehensively, including:

› Dedicated briefings on our company-wide cyber risk program as part of its overall risk assessment reports, led by our chief information officer and other members of management;

› In-depth discussions about the role of advanced technologies in our businesses, including cybersecurity capabilities and offerings of our businesses; and

› Calling upon the extensive experience of directors with unique perspectives given their military and national security backgrounds.

Board Meetings, Attendance, Business Unit Visits and Executive Sessions

Engaged and Active Board of Directors

8

Board of Director meetings in 2019

› 2019 Board meetings included a multi-day meeting in February to review our 2019 operating plan, including the operating plans of each of our business segments. In August 2019, the Board visited facilities of our Electric Boat business unit and met with that business unit's management team.

100%

Director attendance at 2019 Board meetings

› When also considering committee meetings, Board members attended in the aggregate at least 86% of the meetings of the Board and committees on which they served in 2019, with 10 of 12 directors attending 100% of their meetings.

100%

Director attendance at the 2019 annual meeting

› We encourage directors to attend each annual meeting of shareholders.

100%

Each 2019 Board meeting was followed by a non-management director executive session

› Executive sessions of the non-management directors are held following all regularly scheduled Board meetings. The non-management directors may also meet without management present at other times as requested by any non-management director. The independent Lead Director chairs the executive sessions.

Shareholder Outreach and Engagement

Our Board is committed to robust shareholder engagement. Shareholder engagement has become an embedded part of our investor relations and governance programs. Conversations throughout the year led by our Investor Relations team are supplemented by an annual outreach dedicated to corporate governance, executive compensation and corporate responsibility topics. In each of the past several years, we have targeted shareholders representing approximately 65% of our outstanding shares to receive their feedback on these topics. Our core shareholder engagement team comprises senior members of our investor relations, corporate governance and human resources (including executive compensation) groups, supplemented by our Lead Director as appropriate. Additionally, an ad hoc group of directors, anchored by the chairman and the independent Lead Director, is in place to liaise with significant shareholders. Our Board remains committed to soliciting and understanding shareholder views and responding as appropriate.

OUR SHAREHOLDER ENGAGEMENT PROGRAM



FALL ENGAGEMENT

› We receive feedback and updates on shareholders' governance, executive compensation and corporate responsibility priorities

› We provide updates to shareholders on the company's programs in these areas

Annual Meeting
(May)

› Voting results help us calibrate our governance, executive compensation and corporate responsibility programs to our shareholders' priorities

We target and have engaged annually with holders of

over 65%
of our Common Stock

Proxy Statement Mailed
(March)

› We make changes, when appropriate, to our corporate governance and executive compensation programs, and discuss those changes in our proxy statement

SPRING ENGAGEMENT

› We offer additional engagement to address proxy statement matters or questions

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2019

Board of Directors and Corporate Governance	Risk Management Oversight	Executive Compensation	Corporate Responsibility
› Board Leadership	› Supply Chain Management	› Strong 2019 Shareholder Vote on Executive Compensation	› Workforce Development, Diversity and Sustainability
› Tenure and Refreshment	› Cyber Risk Management	› Program Structure, including Role of Equity Compensation	› Environmental Initiatives
› Director Skills and Experience	› Human Capital Management	› Pay-for-Performance Alignment	› Other Sustainability Initiatives
› Self-Assessment Process		› Enhanced Disclosure on Annual Incentive Determinations	
› Board's Role in Succession Planning			
› Shareholder Rights			

Director Orientation and Continuing Education

Strengthening Directors' Knowledge About Our Company

Orientation

> Each new director receives an orientation that consists of in-person briefings provided by corporate officers on our business operations; significant financial, accounting and risk-management matters; corporate governance; ethics; and key policies and practices.

> Each new director receives briefings on the responsibilities, duties and activities of the committees on which the director will initially serve.

Management Briefings

> The general counsel and chief financial officer periodically provide materials and briefing sessions on subjects that assist directors in fulfilling their duties.

Site Visits

> New directors also have the opportunity to visit business units within each of our segments and receive briefings from the respective executive vice president and members of business unit management teams.

> All directors also visit our business units periodically. These visits allow the directors to interact with the business unit management teams and employees and gain a firsthand view of our operations.

Operating Plan Review

> Annually, the Board holds a multi-day meeting with our senior management to review and approve the operating plans of each of our business units and business segments and the company as a whole. This review involves an in-depth strategic and financial review of each business unit and business segment.

Board and Committee Performance Assessments

Our Board of Directors promotes continuous improvement throughout our company. In this spirit, the Board continually assesses itself for areas of potential improvement.

Ensuring Effective Board Operation

Non-Management Directors Executive Sessions

›   At each in-person Board meeting, a **dedicated session led by our independent lead director** provides our non-management directors an opportunity to discuss Board and company-related matters freely and without management present.

›   Our non-management directors also **frequently communicate** directly with our lead director and our chairman between Board meetings.

Annual Self-Assessment Process

›   The Nominating and Corporate Governance Committee leads a **formal self-assessment process** annually. During this process, each director assesses the Board and committees on which the director serves. Questions address the Board's overall role, oversight of the company's strategy, relations with management, Board composition, individual director participation and contribution, succession planning, director compensation and the number and conduct of meetings.

›   **Each committee** also considers its role and the responsibilities contained in the committee charter, the composition of the committee and the committee's operation.

›   Feedback from the self-assessment is discussed at the Board and committee levels. **Overall feedback from the directors has been very positive**, with directors expressing a view that the Board operates effectively. Recent changes made in response to feedback received from directors have been minor in nature and related to the volume and content of read-ahead materials, committee composition and the balance between presentations and discussion in meetings.

Communications with the Board

Any shareholder or other interested party who has a concern or question about the conduct of General Dynamics may communicate directly with our non-management directors, the chairman or the full Board. Communications may be confidential or anonymous. Communications should be submitted in writing to the chair of the Nominating and Corporate Governance Committee in care of the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190. The Corporate Secretary will receive and process all written communications and will refer all substantive communications to the chair of the Nominating and Corporate Governance Committee in accordance with guidelines approved by the independent members of the Board. The chair of the Nominating and Corporate Governance Committee will review and, if necessary, investigate and address all such communications and will report the status of these communications to the non-management directors as a group or the full Board on a quarterly basis.

Our employees and other interested parties may also communicate concerns or complaints about our accounting, internal control over financial reporting or auditing matters directly to the Audit Committee. Communications may be confidential or anonymous and can be submitted in writing or reported by telephone. Written communications should be submitted to the chair of the Audit Committee in care of our ethics officer at the address in the preceding paragraph or at the address in the Standards of Business Ethics and Conduct Handbook provided to all employees. Our employees can call a toll-free helpline number or access the helpline online, each of which is provided to all employees. The ethics officer will review, investigate and address any concerns or complaints unless the Audit Committee instructs otherwise. The ethics officer will report the status of all concerns and complaints to the Audit Committee. The Audit Committee may also direct that matters be presented to the full Board and may direct special treatment of any concern or complaint addressed to it, including the retention of outside advisors or counsel.

Related Person Transactions Policy

Our Board of Directors has adopted a written policy on the review and approval of related person transactions. Related persons covered by the policy are:

(1) executive officers, directors and director nominees;

(2) any person who is known to be a beneficial owner of more than 5% of our voting securities;

(3) any immediate family member of any of the foregoing persons; or

(4) any entity in which any of the foregoing persons has or will have a direct or indirect material interest.

A related person transaction is defined by this policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: General Dynamics will be a participant; the amount involved exceeds $120,000; and any related person will have a direct or indirect material interest. The following interests and transactions are not subject to the policy:

(1) director compensation that has been approved by the Board;

(2) a transaction where the rates or charges are determined by competitive bid; or

(3) a compensatory arrangement solely related to employment with General Dynamics (or a subsidiary) that has been approved by the Compensation Committee or recommended by the Compensation Committee to the Board.

The Nominating and Corporate Governance Committee is responsible for reviewing, approving and, where applicable, ratifying related person transactions. If a member of the committee has an interest in a related person transaction, then he or she will not be part of the review process.

In considering the appropriate action to be taken regarding a related person transaction, the committee or the Board will consider the best interests of General Dynamics and whether the transaction is fair to the company, is on terms that would be obtainable in an arm's-length transaction or is pursuant to a company discount program for which the related person is eligible, serves a compelling business reason and any other factors it deems relevant. As a condition to approving or ratifying any related person transaction, the committee or the Board may impose whatever conditions and standards it deems appropriate, including periodic monitoring of ongoing transactions.

The following transactions with a related person were determined to pose no actual conflict of interest and were reviewed and approved by the committee or the Board pursuant to our related person transactions policy:

> Based upon Schedule 13G filings made with the Securities and Exchange Commission (SEC), BlackRock, Inc., a global provider of investment, advisory and risk management solutions, has reported beneficial ownership of more than 5% of our outstanding Common Stock. An affiliate of BlackRock provides investment management services for certain of our defined benefit plans. The agreements with BlackRock were negotiated in arm's-length transactions and the ownership of General Dynamics stock plays no role in the business relationship between General Dynamics and BlackRock. In addition, we believe the agreements represent standard terms and conditions for investment management services. For providing the services, BlackRock received fees in 2019 totaling approximately $2.8 million. In accordance with the related person transactions policy, the Nominating and Corporate Governance Committee reviewed and approved the services for 2019 and approved the continuation of the services in 2020.

> Henry Crown and Company and one of its affiliated entities made payments of approximately $830,000 to the company in 2019 for the purchase of business jet spare parts and aircraft maintenance and services from our subsidiary, Gulfstream Aerospace. Additionally, these companies purchased aircraft services from our subsidiary, Jet Aviation. The amount of payments made to Jet Aviation in 2019 was approximately $456,000. The purchases from Gulfstream and Jet Aviation were in the ordinary course of business and on arm's-length terms. Henry Crown and Company is an affiliated entity of Mr. Crown.

Director Compensation

We compensate each non-management director for service on the Board of Directors. The Compensation Committee reviews director compensation on an annual basis.

2019 Compensation

Non-management director compensation for 2019 was:

Compensation Element	Amount
Annual Retainer	$85,000
Lead Director Retainer	$25,000
Committee Chair Annual Retainer	$10,000
Attendance Fees	$3,000 for each meeting of the Board of Directors; $2,000 for each meeting of any committee; and $3,000 per day for attending strategic or financial planning meetings sponsored by General Dynamics
Annual Equity Award	Approximately $150,000 on the date of award
Per Diem Fee for Non-Employee Directors Performing Specific Projects for the Company	$10,000

As part of the Compensation Committee's annual review in early 2019 and at its request, management engaged Aon to conduct a director compensation survey. Aon provided director compensation data for the peer group that we used to benchmark executive compensation. This information showed that the directors' pay program was approximate to the median of the peer group. Based on this review, the committee recommended no changes to director compensation.

Each non-management director has the option of receiving all or part of the annual retainer in the form of Common Stock. The annual retainer, additional committee chair retainer (if any) and attendance fees paid to each director during 2019 are reflected in the Fees Earned or Paid in Cash column of the Director Compensation for Fiscal Year 2019 table, irrespective of whether a director took the annual retainer in shares of Common Stock. The annual equity award consists of restricted stock and stock options granted pursuant to our shareholder-approved equity compensation plan and on the same terms, limits and schedule as awards to other plan participants.

In light of the travel required by service on the Board, we also provide each director with accidental death and dismemberment insurance coverage. Payments by General Dynamics for director accidental death and dismemberment insurance premiums are reflected in the All Other Compensation column of the Director Compensation for Fiscal Year 2019 table.

2020 Compensation

In early 2020, as part of its annual review of director compensation, the Compensation Committee requested that management update its director compensation analysis. Management engaged Aon to provide survey data for the peer group used to benchmark executive compensation. The committee reviewed the survey data regarding director compensation provided by Aon. This information showed that the company's director compensation was below the peer median. Based on this review, the committee recommended, and the Board approved, an increase of $10,000 for the annual retainer and an increase of $10,000 for the annual equity award.

Director Compensation Table

The table below provides total compensation for 2019 for each non-management director serving during the year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2019

Name	Fees Earned or Paid in Cash[a]	Stock Awards[b]	Option Awards[c]	All Other Compensation[d]	Total
James S. Crown	$186,000	$74,586	$75,162	$2,140	$337,888
Rudy F. deLeon	$155,000	$74,586	$75,162	$2,140	$306,888
Cecil D. Haney[e]	$114,111	$74,586	$75,162	$2,504	$266,363
Lester L. Lyles	$151,000	$74,586	$75,162	$4,080	$304,828
Mark M. Malcolm	$153,000	$74,586	$75,162	$2,140	$304,888
James N. Mattis[e]	$ 61,489	$31,184	$31,135	$3,650	$127,458
C. Howard Nye	$135,000	$74,586	$75,162	$2,140	$286,888
William A. Osborn	$161,000	$74,586	$75,162	$4,180	$314,928
Catherine B. Reynolds	$163,000	$74,586	$75,162	$2,140	$314,888
Laura J. Schumacher	$135,000	$74,586	$75,162	$2,140	$286,888
Peter A. Wall	$163,000	$74,586	$75,162	$2,140	$314,888

[a] Messrs. Malcolm and Nye, Ms. Reynolds and Ms. Schumacher elected to receive 100% of their annual retainer in Common Stock; Messrs. deLeon, Lyles and Wall elected to receive 50% of their annual retainer in Common Stock; and Mr. Haney elected to receive 10% of his annual retainer, in Common Stock. Based upon these elections and each director's length of service for the year, they received the following number of shares of Common Stock with the associated approximate grant date fair value: Mr. deLeon – 237 shares ($42,046); Mr. Haney – 34 shares ($6,125); Mr. Lyles – 237 shares ($42,046); Mr. Malcolm – 477 shares ($84,623); Mr. Nye – 477 shares ($84,623); Ms. Reynolds – 477 shares ($84,623); Ms. Schumacher – 477 shares ($84,623); and Mr. Wall – 166 shares ($29,457).

[b] The amounts reported in the Stock Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation — Stock Compensation*. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the fiscal year ended December 31, 2019, included in our Annual Report on Form 10-K filed with the SEC on February 10, 2020. Restricted stock awards outstanding as of December 31, 2019, for each director were as follows: 1,690 for Messrs. Crown, deLeon, Lyles, Malcolm, Osborn and Ms. Schumacher; 445 for Mr. Haney; 165 for Mr. Mattis; 695 for Mr. Nye; 1,025 for Ms. Reynolds; and 1,370 for Mr. Wall.

[c] The amounts reported in the Option Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the fiscal year ended December 31, 2019, included in our Annual Report on Form 10-K filed with the SEC on February 10, 2020. Option awards outstanding as of December 31, 2019, for each director were as follows: 17,040 for Messrs. Crown, Osborn and Ms. Schumacher; 12,640 for Mr. deLeon; 23,940 for Mr. Lyles; 2,590 for Mr. Haney; 11,280 for Mr. Malcolm; 980 for Mr. Mattis; 4,040 for Mr. Nye; 6,050 for Ms. Reynolds; and 8,170 for Mr. Wall.

[d] Amounts reflect payments for accidental death and dismemberment (AD&D) insurance.

[e] Mr. Haney joined the Board in March 2019 and Mr. Mattis joined the Board in August 2019.

Director Stock Ownership Guidelines

The Board of Directors believes that each director should develop a meaningful ownership position in General Dynamics. Therefore, the Board of Directors adopted stock ownership guidelines for non-management directors. Pursuant to these guidelines, each non-management director is expected to own shares of our Common Stock having a value equal to at least eight times the annual retainer. Non-management directors are subject to the same holding requirements as our NEOs and are expected to retain shares received upon the vesting of restricted stock or exercise of options until the ownership guidelines are met. Management directors are subject to the ownership requirements discussed under Compensation Discussion and Analysis – Stock Ownership Guidelines and Holding Requirements.

❯ Advisory Vote on The Selection of Independent Auditors

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has the sole authority to retain the company's independent auditors and is responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The Audit Committee has selected KPMG LLP (KPMG), an independent registered public accounting firm, as our independent auditors for 2020. KPMG has been retained as the company's independent auditors since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. The members of the Audit Committee believe that the continued retention of KPMG to serve as the company's independent auditors is in the best interests of the company and its shareholders.

Your Board of Directors is submitting this selection of KPMG as the independent auditors for 2020 to an advisory vote of the shareholders. The Sarbanes-Oxley Act of 2002 requires that the Audit Committee be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Nevertheless, as a good corporate governance practice, your Board has determined to solicit the vote of the shareholders on an advisory basis in making this appointment.

If the shareholders do not vote on an advisory basis in favor of the selection of KPMG as our independent auditors, the Audit Committee will reconsider whether to engage KPMG and may ultimately determine to engage that firm or another audit firm without resubmitting the matter to shareholders. Even if the shareholders vote in favor of the selection of KPMG, the Audit Committee may in its sole discretion terminate the engagement of KPMG and direct the appointment of another independent audit firm at any time during the year.

> ✔ Your Board of Directors unanimously recommends a vote **FOR** this proposal.

Audit and Non-Audit Fees

The following table shows aggregate fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements for the years 2019 and 2018, and fees billed for other services rendered by KPMG during those years.

	2019	2018
Audit Fees[a]	$25,471,100	$23,415,000
Audit-related Fees[b]	1,809,000	3,149,000
Tax Fees[c]	1,602,000	1,107,000
All Other Fees[d]	229,000	76,000
Total Fees	$29,111,000	$27,747,000

[a] Audit fees are fees for professional services performed by KPMG for the audit of our consolidated annual financial statements (including the audit of internal control over financial reporting) and review of our consolidated quarterly financial statements. These fees also include fees for services that are normally provided in connection with statutory and regulatory filings.

[b] Audit-related fees are fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of our consolidated financial statements. These fees consist primarily of fees for professional services for benefit plan audits and evaluation of new accounting standards.

[c] Tax fees are fees for professional services performed by KPMG for tax compliance, tax advice and tax planning. These fees consist primarily of fees for tax return preparation and review, tax compliance services for expatriates and advice regarding tax implications of certain transactions.

[d] All other fees are primarily related to professional services performed by KPMG for information technology contract compliance, assessment and advisory services.

Auditor Independence

The Audit Committee has considered whether the services rendered by KPMG are compatible with maintaining KPMG's independence. Representatives of KPMG are expected to attend the Annual Meeting, may make a statement if they desire to do so and will be available to respond to questions.

Policy on Pre-Approval

The company and the Audit Committee are committed to ensuring the independence of the independent auditors, both in fact and in appearance. Therefore, in accordance with the applicable rules of the SEC, the Audit Committee has established policies and procedures for pre-approval of all audit and permitted non-audit services provided by the independent auditors. The Audit Committee determines annually whether to approve all audit and permitted non-audit services proposed to be performed by the independent auditors (including an estimate of fees). If other audit or permitted non-audit services not included in the pre-approved services are required during the year, such services must be approved in advance by the Audit Committee. The Audit Committee may delegate authority to grant pre-approvals to its chair or a subcommittee as it deems appropriate, subject to a reporting obligation to the Audit Committee. All audit and permitted non-audit services listed above were pre-approved.

Audit Committee Report

The following Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act of 1933, as amended (Securities Act) or the Securities Exchange Act of 1934, as amended (Exchange Act), and shall not otherwise be deemed filed under such acts.

The Audit Committee of the Board of Directors has furnished the following report.

The following seven directors serve on the Audit Committee: Mark M. Malcolm (Chair), James S. Crown, Lester L. Lyles, James N. Mattis, C. Howard Nye, William A. Osborn and Catherine B. Reynolds.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The Board has determined that Messrs. Malcolm, Nye and Osborn and Ms. Reynolds each qualifies as an "audit committee financial expert" as defined by the SEC in Item 407(d) of Regulation S-K. The Audit Committee is governed by a written charter approved by the Board. In accordance with that charter, the committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of General Dynamics. The committee held eight meetings in 2019.

The Audit Committee has reviewed and discussed with management and the company's independent auditors for 2019, KPMG LLP, an independent registered public accounting firm, the company's audited consolidated financial statements as of December 31, 2019, and for the year ended on that date. Management is responsible for the company's financial reporting process, including maintaining a system of internal controls, and for preparing the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). KPMG is responsible for auditing those consolidated financial statements and for expressing an opinion on the conformity of the consolidated financial statements with GAAP. In addition, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Audit Committee reviewed and discussed with management and KPMG management's report on the operating effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and KPMG's attestation report on the company's internal control over financial reporting.

The Audit Committee has discussed with KPMG the matters required under applicable professional auditing standards and regulations adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received and reviewed the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence, including the compatibility of non-audit services with maintaining KPMG's independence. Based on the foregoing discussions and reviews, the Audit Committee has satisfied itself as to the independence of KPMG.

In reliance on the reviews and discussions described above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the company's Annual Report on Form 10-K as of and for the year ended December 31, 2019, for filing with the Securities and Exchange Commission.

This report is submitted by the Audit Committee.

Mark M. Malcolm	**James S. Crown**	**James N. Mattis**	**William A. Osborn**
(Chair)	**Lester L. Lyles**	**C. Howard Nye**	**Catherine B. Reynolds**

February 6, 2020

❯ Advisory Vote to Approve Executive Compensation

PROPOSAL 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are seeking shareholder input on our executive compensation as disclosed in this Proxy Statement. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that emphasizes performance while providing the tools necessary to attract and retain the best talent.

As described in the Compensation Discussion and Analysis section, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the company, thereby closely aligning the interests of management with the interests of our shareholders.

For these reasons, the Board recommends shareholders vote in favor of the following resolution:

"Resolved, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The vote is advisory and is not binding on the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it continues to consider the company's executive compensation program.

> ✔ Your Board of Directors unanimously recommends a vote **FOR** this proposal.

› Compensation Discussion & Analysis

Table of Contents

Executive Summary

This Compensation Discussion and Analysis (CD&A) describes the 2019 compensation of our Named Executive Officers (NEOs) who are identified below:

Name	Title	Tenure in Role
Phebe N. Novakovic	Chairman and Chief Executive Officer	7 years
Jason W. Aiken	Senior Vice President and Chief Financial Officer	6 years
Mark C. Roualet	Executive Vice President, Combat Systems	7 years
Mark L. Burns	Vice President of the Company and President, Gulfstream Aerospace	4 years
Gregory S. Gallopoulos	Senior Vice President and General Counsel	10 years

Business Overview

General Dynamics is a global aerospace and defense company that offers a broad portfolio of products and services in:

- Business aviation;
- Combat vehicles, weapons systems and munitions;
- Information technology services;
- C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) solutions; and
- Shipbuilding and ship repair.

We operate and manage our ten business units through five business segments as shown below:


Aerospace
- Gulfstream Aerospace
- Jet Aviation
Mission Systems
Combat Systems
- European Land Systems
- Land Systems
- Ordnance & Tactical Systems
Marine Systems
- Bath Iron Works
- Electric Boat
- NASSCO
Information Technology

2019 Performance Highlights

In 2019, our focused commitment to operating performance drove each of our five business segments to deliver higher revenues and earnings from continuing operations. Earnings per share rose to $11.98, increasing by 6.8%, on a record-high revenue of $39.4 billion. Our backlog also reached an all-time high of $86.9 billion on strong order intake, driven in part by a $22.2 billion award from the U.S. Navy for the advanced-capability Block V Virginia-class submarine. Our Aerospace business expanded its portfolio of products and its backlog rose by nearly $2 billion due in part to the launch of the Gulfstream G700. To support our growing businesses, we continued to invest with $987 million of capital expenditures. We increased our dividend by 10% in 2019 over 2018, marking the 22nd consecutive annual increase.

REVENUE
(Dollars in millions)



EARNINGS FROM CONTINUING OPERATIONS
(Dollars in millions)



DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS



DIVIDEND HISTORY
(Quarterly)



Executive Compensation Philosophy

Our management team strives to deliver shareholder returns through disciplined execution on backlog, efficient cash flow conversion and prudent capital deployment. We manage costs and investments, provide thoughtful human capital management and leadership, undertake continuous improvement initiatives and collaborate across our businesses to achieve our goals. We believe successful execution in these areas, measured by the performance metrics set forth in our incentive plans, directly translates to shareholder value creation. The ultimate goal of our executive compensation program is to closely link pay to the performance of our executives.

Component	Purpose	Description
Annual Base Salary	Provides competitive, fixed-rate cash compensation	› Base Salary is set at or around the median of our peers.
Annual Incentive Compensation	Provides a cash incentive based on annual performance and aligned with our financial, strategic and operational goals	› Targeted at or around the median of our peers, the cash incentive is designed to motivate and align management with annual business goals. › 2019 annual incentives were based on financial metrics of earnings from continuing operations (35%) and free cash flow from continuing operations (35%), as well as strategic and operational performance (30%). › Strategic and operational performance measures include, but are not limited to: EPS growth, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions and leadership.
Long-Term Incentive (LTI) Compensation	Provides our NEOs with a significant personal stake in the long-term success of the company by tying earned amounts to our multi-year financial and total shareholder return performance; aligns management's interest with that of shareholders; and facilitates retention of key talent	› The LTI program consists of three elements, including Performance Stock Units, or PSUs (50%), Stock Options (30%) and Restricted Stock (20%). › The LTI is targeted as a range around the median of our peers and has multi-year performance metrics designed to align NEOs with the objectives of our company and shareholders.

CEO



OTHER NEOs - AVERAGE



Our Executive Compensation Governance Practices

WHAT WE DO

✔ 100% independent Compensation Committee (the Committee)

✔ Independent compensation consultant reporting to the Committee

✔ Director and management engagement with shareholders

✔ Market-leading stock ownership requirements (15x salary for the CEO and 8x to 10x salary for the other officers)

✔ Incentive compensation based on clear, measurable goals with key financial and operational metrics that drive business performance

✔ The value of earned long-term incentives is based on our future performance and value creation

✔ Double-trigger change in control arrangements

✔ Clawback, Anti-hedging and Anti-pledging policies

✔ Thoughtfully selected peer group consisting of other aerospace and defense firms as well as other large-cap companies in related industries with annual Committee review

✔ Conduct annual proactive shareholder engagement to discuss executive pay program

✔ 50% of our long-term incentive is delivered in performance-based stock units subject to two relevant and objectively measurable metrics, Return on Invested Capital (ROIC) and Relative TSR (rTSR)

WHAT WE DON'T DO

✖ No single-trigger equity acceleration on change in control

✖ No excessive perquisites

✖ No excise tax gross-ups

✖ No employment agreements with NEOs

The Compensation Process

The Committee approves and is actively engaged in the design and implementation of the executive compensation program, with the support of the independent compensation consultant and company management. The program is structured to:

❯ Provide market-competitive total target compensation that is pay-for-performance based

❯ Compensate executives subject to clear and challenging performance metrics

❯ Align executive compensation with shareholder value creation

❯ Ensure retention and growth for executives in a competitive environment

The program objective of pay for performance is achieved through the use of short- and long-term incentives. The company targets the median pay of our peers as further discussed in detail below. In addition, through the annual and long-term incentive plans, the NEOs are rewarded for outperforming on company goals.

Evaluation and Compensation Process Timeline

November 2018	❯ Business units present operating goals and plans to the chairman and chief executive officer
	❯ The chairman and chief executive officer, in consultation with chief financial officer and executive vice presidents, establishes company operating goals
February 2019	❯ Business units present business plans to the Board of Directors
	❯ The Board reviews, adjusts where appropriate, and approves business unit operating goals and adopts the company operating plan
	❯ The company operating plan establishes the financial goals for the annual incentive and long-term incentive. Throughout the year, the Board reviews and monitors company performance as compared to the operating plan through a series of financial and operating reports from senior management
	❯ The proposed annual incentive payouts for 2018 performance, together with proposed base salary and long-term incentive grant values for 2019, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and any other factors not contemplated at the start of the year
January – February 2020	❯ Based on company and individual performance for the prior fiscal year, the chairman and chief executive officer calculates a score for each NEO (other than herself)
	❯ The Committee evaluates the chairman and chief executive officer's performance and reviews peer compensation data in preparation for determining an annual incentive payout for the NEOs
	❯ The Committee ensures base salary recommendations approximate the market 50th percentile
	❯ The proposed annual incentive payouts for 2019 performance, together with proposed base salary and long-term incentive grant values for 2020, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and any other factors not contemplated at the start of the year
March 2020	❯ The Committee reviews NEO scorecards and pay recommendations from management
	❯ The Committee approves compensation based on the clearly defined and disclosed performance metrics described in this Proxy Statement. The Committee's decisions also reflect factors such as the degree of difficulty of goals, market conditions and exceptional individual achievement.
	❯ The Committee reviews, refines and approves compensation for the chairman and chief executive officer in executive session
	❯ The Committee certifies the results of the 3-year performance measures for PSUs
	❯ The Committee reviews, refines and approves financial, strategic and operational goals for the next year

Peer Group and Benchmarking to the Market

Each year the Committee, in consultation with management and with support from its independent compensation consultant, develops a peer group. The peer group was modified in 2019. Based on a review for 2020, the peer group remained the same. It is comprised of companies that are:

› In similar industries and where General Dynamics competes for business

› Likely sources of or competition for executive talent

› Reasonably comparable in size, as measured by revenue and market capitalization

› Reasonably similar in organizational structure and complexity

› Included as peers of some of our peer companies

Peer group proxy data and survey data provided by Aon are utilized to assess the competitiveness of our executive compensation practices, structures and levels. The Committee reviews and analyzes the peer group annually for reasonableness and alignment with the objectives listed above.

Peer Group Companies	Market Capitalization (in millions)*	Revenue (in millions)**	Employee Population	Peer of Peers
3M Company	$101,450	$32,136	96,163	✔
Accenture plc	$133,711	$43,215	492,000	✔
The Boeing Company	$183,335	$76,559	161,100	✔
Caterpillar Inc.	$ 81,617	$53,800	104,000	✔
Cisco Systems, Inc.	$203,459	$51,904	75,900	✔
Deere & Company	$ 54,278	$39,233	73,489	✔
Eaton Corporation plc	$ 39,157	$21,390	101,000	✔
Emerson Electric Co.	$ 46,588	$18,372	88,000	✔
Honeywell International Inc.	$126,472	$36,709	113,000	✔
Johnson Controls International plc	$ 31,404	$23,968	104,000	✔
Lockheed Martin Corporation	$109,833	$59,812	110,000	✔
Northrop Grumman Corporation	$ 57,970	$33,841	90,000	✔
Raytheon Company	$ 61,193	$29,176	70,000	✔
Textron Inc.	$ 10,181	$13,630	35,000	✔
United Technologies Corporation	$127,850	$77,046	243,200	✔
General Dynamics	$ 50,898	$39,350	102,900	
General Dynamics (Percentile Rank)	25%	57%	55%	

* As of December 31, 2019

** As of latest annual filing

Shareholder Engagement

In 2019, we received 96% approval for our advisory vote on executive compensation. We believe our efforts to engage with shareholders and thoughtfully consider and incorporate shareholder feedback are reflected in this strong level of support. As we have for the past several years, we conducted an extensive shareholder outreach campaign targeted at holders of over 65% of our Common Stock. Senior representatives of investor relations, corporate governance and human resources, supplemented by our Lead Director as appropriate, met in-person or by phone with shareholders to gather feedback on our governance, executive compensation program, operational performance, sustainability efforts and other business topics.

The following provides a summary of the most recent enhancements to our program based on the feedback we received over the last several years:

Shareholder Feedback	Changes Made in Response
Enhance disclosure and provide greater transparency regarding the annual incentive award	› For 2019, we changed the allocation of the annual incentive to more formally incorporate strategic and operational goals in addition to our financial metrics as follows: 35% Earnings from Continuing Operations – 35% Free Cash Flow from Operations – 30% Strategic and Operational Goals. › We also provided a more comprehensive disclosure of our annual incentive metrics, which includes threshold and maximum goals around our targets, commentary regarding goal setting and a more thorough discussion of the performance of each of our NEOs on the financial, strategic and operational goals for the annual incentive award.
Increase proportion of annual equity in the form of PSUs	› Starting with 2019 equity awards, annual grants reflect 50% PSUs, 30% stock options and 20% restricted stock. Prior to 2019, the annual equity allocation was 25% PSUs, 50% stock options and 25% restricted stock.
Incorporate a relative performance measure into the program	› Starting with the 2019 equity awards, a relative Total Shareholder Return (rTSR) modifier will be applied against ROIC performance results on PSUs. The rTSR modifier can increase or decrease the PSU payout by as much as one-third depending on the company's performance ranking relative to the TSRs of the companies in the S&P 500 thus better aligning long-term compensation to the relative stock performance of the company and ensuring alignment with our shareholders.

Components of Executive Compensation and Alignment with Company Performance

NEO compensation is generally targeted at the median of the peer group by component. To the extent compensation exceeds targeted levels, it is directly attributable to performance that increases shareholder value and exceeds measurable, clearly defined performance goals. Conversely, total compensation can be substantially less than target for performance that falls significantly short of pre-established targets.

We demonstrate our commitment to aligning compensation with company performance through the following key elements of the executive compensation program:

> Executive compensation is linked strongly to the financial and operational performance of the company. In 2019, over 90% of the chairman and chief executive officer's total compensation was linked to metrics assessing company or stock performance and therefore meaningfully at-risk, while over 80% of the other NEOs' compensation was in line with a similar risk profile. Over 75% of the at-risk compensation is delivered through equity: PSUs, stock options and restricted stock.

> To emphasize a culture of ownership and strengthen management's alignment with long-term shareholder interests, the Committee requires one of the strictest sets of stock ownership guidelines across the Fortune 100 for the NEOs. Our chairman and chief executive officer is required to hold General Dynamics stock with a value at least equal to 15 times base salary. The other NEOs are required to hold General Dynamics stock with a value at least 8 to 10 times base salary.

Each NEO receives a mix of fixed and variable components of compensation. The following charts summarize the various forms of compensation.

Components of Compensation	Description
Annual Base Salary (Cash)	> Base Salary is set at or around the median of our peers to represent a fixed level of competitive compensation.
Annual Incentive Compensation (Cash)	> 2019 annual incentives were based on financial metrics of earnings from continuing operations (35%) and free cash flow from continuing operations (35%), as well as strategic and operational performance (30%).
	> Strategic and operational performance measures include, but are not limited to: EPS growth, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions and leadership.
Long-Term Incentive Compensation	
Performance Stock Units (PSUs): **50%** 50%	> PSUs closely connect NEOs to the company's financial performance and total shareholder return, and act as a retention tool over the three-year performance period.
Stock Options: **30%** 30%	> Stock options closely connect NEOs to the company's stock price performance and align our executive team with shareholders over the long term. They also act as a retention tool.
Restricted Stock: **20%** 20%	> Restricted stock closely connects NEOs to the company's total shareholder return performance over the three-year vesting period and also acts as a retention tool.
Benefits and Perquisites	> The company provides market competitive perquisites, retirement, health and welfare benefits and change-in-control arrangements for purposes of recruitment and retention and to ensure the security and accessibility of our executives to facilitate the transaction of business.

Annual Base Salary

We pay each NEO a base salary that is set around the median of our peers. Salaries are reviewed annually, and increases, when they occur, are driven primarily by changes in the market. Consequently, we adjusted the salaries for all our NEOs except the chairman and chief executive officer to reflect the market. We believe that organizations that perform well over the long term, like General Dynamics, make an effort to pay salaries at or near the market median and create opportunities for executives to earn above-median compensation through annual and long-term incentives that are awarded based on performance relative to challenging and clear performance goals. The goal of our base salary is to provide a competitive, fixed-rate of cash compensation.

Name and Title	2018 Base Salary	2019 Base Salary
Ms. Novakovic* Chairman and Chief Executive Officer	$1,585,000	$1,585,000
Mr. Aiken Senior Vice President and Chief Financial Officer	$ 850,000	$ 850,000
Mr. Roualet Executive Vice President, Combat Systems	$ 800,000	$ 800,000
Mr. Burns Vice President and President, Gulfstream Aerospace	$ 655,000	$ 655,000
Mr. Gallopoulos Senior Vice President and General Counsel	$ 720,000	$ 740,000

* Ms. Novakovic's base salary has remained constant since 2015.

Annual Incentive Compensation

The NEOs are eligible to earn an annual incentive paid in cash based on the company's and their performance. The incentive is designed to place at risk a significant portion of each NEO's total target compensation. The incentive is based on performance against specific, measurable goals established at the beginning of the year and approved by the Compensation Committee as well as the Committee's assessment of each NEO's individual contribution to company performance during the year. The goals are designed to be difficult but achievable through solid execution. The Committee believes the chosen incentive metrics are good indicators of the company's overall performance and lead to the creation of long-term value for our shareholders.

Setting Annual Incentive Targets. Each NEO's target annual incentive, as a percentage of base salary, was determined during our annual compensation benchmarking process and is generally designed to provide total cash compensation near the 50th percentile of the peer group if targets are met. Consistent with peer and market practice, the maximum incentive that can be earned under this plan is two times the target amount. For performance that falls significantly short of the pre-established target, there may be no payout.

NEO Performance Metrics. For 2019, the annual incentive for each NEO was determined based on three performance metrics, two equally-weighted financial metrics totaling 70%: earnings from continuing operations and free cash flow from operations and strategic and operational goals weighted 30%. Because our NEOs play a major role in the overall success of the company in addition to overseeing their business and operational segments, the Committee believes that they should be evaluated on similar company-wide financial metrics as the chief executive officer and the chief financial officer. The performance targets were set in early 2019 based on expected market conditions. The Compensation Committee determines the final payout by considering the NEO's achievements and contributions during the year as well as company performance, market conditions and difficulty of achieving the goals.

How We Chose Our Target Goals. The Committee approved the target goals for the two financial metrics, in alignment with our annual operating plan and financial guidance, and believes these goals were appropriately challenging and demonstrated significant goal rigor, considering our business outlook at the time.

› The 2019 earnings from continuing operations and free cash flow from operations targets represented 1.1% and 14.7% growth, respectively, from the 2018 actual performance for these metrics. When comparing the targets year over year, the 2019 earnings from continuing operations target was 6.6% higher than the 2018 target. The 2019 free cash flow from operations target was essentially flat with the 2018 target, reflecting the impact of the expected increase in capital expenditures in 2019 within the Marine Systems segment to support anticipated growth at Electric Boat.

ANNUAL TARGETS AND ACHIEVEMENT – 2019

Performance Metric	Threshold	Target	Maximum	Weighting	Payout (% of Target)
Earnings from Continuing Operations	$2,715 million	$3,394 million	$3,733 million	35%	127% of Target
Free Cash Flow from Operations*	$2,255 million	$2,819 million	$3,101 million	35%	71% of Target
Strategic & Operational	0%	100%	200%	30%	See Discussion Below

Earnings from Continuing Operations: $3,484 million

Free Cash Flow from Operations*: $2,494 million**

* See Appendix A for a discussion of this non-GAAP measure.

** Includes a $500 million progress payment collected in early January 2020 following protracted but successful negotiations with an international customer over past due obligations arising prior to 2020 to which management devoted extensive effort toward resolution in 2019.

Financial Performance Commentary. Each NEO had financial goals (shown above) that determined 70% of their total annual incentive score. Our 2019 earnings from continuing operations exceeded target and reflected 3.8% growth from the results we achieved in 2018. Despite a two-year payment delay from an international wheeled vehicle customer in our Combat Systems segment that continued into 2019, we worked diligently and achieved 88% of target free cash flow from operations. Absent this issue, we would have exceeded our free cash flow from operations target for 2019.

Strategic and Operational Goals and Performance Commentary. Each NEO had Strategic/Operational goals that determined 30% of their total annual incentive score. At the beginning of the year, the Committee approved the strategic and operational goals for each NEO. The goals were designed to reflect the significant individual performance expectations for each NEO and fully contemplate that notable achievements beyond the approved goals can be recognized in the individual achievements for the year. Each NEO is expected to contribute to the financial performance of the company beyond that specifically recognized in the financial performance metrics listed in the table above. The following goals, results and contributions were taken into consideration by the Committee to judge the performance of each NEO and are reflected in the individual scores.

Compensation Discussion & Analysis

Phebe N. Novakovic – 200% of Target

Goals

- › Drive the financial performance of the company while prudently allocating capital
- › Provide strong leadership of cost reduction initiatives throughout the company
- › Effectively manage key leadership transitions
- › Manage enterprise challenges

Achievements

- › Drove record-high operating performance in revenue, operating earnings and earnings per share.
- › Achieved record-high backlog of $87 billion, up 28% from 2018, supporting our long-term growth expectations. Of particular note were the orders for Gulfstream aircraft that increased 57% over 2018 during a period of significant transition to three new models and the $22 billion contract award for Block V of the Virginia-class submarine program, the largest shipbuilding contract in U.S. Navy history.
- › Made prudent capital allocation decisions during a period of constrained cash due to significant customer payment delays on an international wheeled vehicle contract while managing through a multi-year capital investment plan to support the substantial growth anticipated at Electric Boat.
- › Led the cost containment and reduction efforts to drive operating margin performance as the company transitions through a mix shift to several new commercial products at Gulfstream Aerospace and contracts within the defense segments.
- › Managed succession planning through several senior leadership transitions and provided key guidance and oversight to new leaders.
- › Directed and provided significant leadership as to the direction of the customer negotiations on a significant wheeled vehicle contract.
- › Provided oversight and guidance to the strategic efforts at Gulfstream Aerospace to manage through a new model transition; within the Marine Systems segment to influence the contract negotiations on the awarded Virginia-class Block V and upcoming Columbia-class submarine program; and at General Dynamics Information Technology as they managed the integration efforts post the 2018 acquisition of CSRA.

Jason Aiken – 200% of Target

Goals

- › Drive the financial performance of the company including earnings per share growth, effective debt management and tax planning strategies
- › Lead the financial direction of cost reduction and cash maximization efforts across the company
- › Provide leadership, oversight and succession planning guidance to the finance function

Achievements

- › Drove record-high operating performance in revenue, operating earnings and earnings per share.
- › Achieved record-high backlog, up 28% from 2018, supporting our long-term growth expectations.
- › Led efforts to maximize the company's free cash flow from operations in light of continued payment delays related to an international wheeled vehicle contract. Efforts included reduction strategies in the areas of capital expenditures, cash taxes and working capital to facilitate the repayment of outstanding commercial paper as planned.
- › One of two lead negotiators on contract amendment with an international wheeled vehicle customer that resolved two-year long delinquent payment issues.
- › Provided financial leadership and direction over company-wide cost reduction efforts to improve the operating performance across the company.
- › Actively managed the leadership development and succession planning across the finance organization.

Mark C. Roualet – 190% of Target

Goals

› Meet or exceed Combat Systems segment financial goals

› Direct segment in driving the reduction of costs

› Assist with the resolution of operating challenges and leadership transitions

› Thorough management and frequent reporting of business unit risks and opportunities

Achievements

› Achieved strong Combat Systems group growth in revenue and operating earnings, 12.3% and 3.5%, respectively, while earning a solid 14.2% operating margin.

› Led the segment to maximize their cash flow in light of continued payment delays on an international wheeled vehicle contract.

› Provided experienced leadership and oversight of the Combat Systems segment including advice and counsel to the business unit presidents.

› Oversaw and directed key operational challenges within the Combat Systems segment resulting in greater manufacturing predictability, delivery improvements and schedule adherence.

› Provided significant direction and influence to ensure that succession planning efforts within the Combat Systems segment were timely and executed without management interruption.

› Worked in conjunction with the chairman and chief executive officer to manage the business risks and opportunities to position the Combat Systems segment for future growth.

Mark L. Burns – 197% of Target

Goals

› Meet or exceed Gulfstream Aerospace financial goals

› Exceed new aircraft order goal

› Meet major development milestones

› Harmonize health and welfare plan offerings

Achievements

› Strong Gulfstream Aerospace performance including record-high revenue and operating earnings while managing through a significant transition to new aircraft models and achieving industry-leading operating margins.

› Net orders for Gulfstream aircraft increased over 57% from 2018 reflecting significant demand for its three new products - G500, G600 and recently introduced G700.

› Met all significant development milestones, achieved U.S. Federal Aviation Administration certification of the G600 and delivered 147 aircraft to customers, a 21% increase over 2018.

› Harmonized health and welfare plans to reflect the consolidated offerings.

› Certified two consequential safety technologies, runway overrun protection and Enhanced Vision System to land, both industry firsts.

› Recognized for significant sustainability efforts to utilize and promote the use of sustainable aviation fuel.

Gregory S. Gallopoulos – 200% of Target

Goals

› Provide leadership and oversight of the legal function including effective use and management of outside counsel

› Contribute significantly to the strategy and resolution of general business and legal matters impacting the company

› Provide strategic thought leadership with respect to legal matters and reduction of legal risk to the company

Achievements

› Developed sophisticated and innovative legal strategies and options to address significant business issues and areas of legal risk.

› Managed legal department talent development and succession planning to provide seamless transitions to business unit general counsels and corporate legal roles.

› Supported the chairman and chief executive officer's strategic and business priorities with thoughtful and timely legal advice and counsel.

› Assembled a global team of experts and top-tier legal talent and developed strategies for critical business engagements including negotiations.

› Focused on strategies to minimize legal expense while preventing the imposition of liability on matters of key importance.

› Emphasized and directed the legal and operations management teams on the importance of adhering to and fostering a culture of compliance.

ANNUAL INCENTIVE PAYOUT

The below table summarizes the NEOs' targets and the Committee's determination of earned annual incentives. Annual incentives for 2019 performance reflect a decline of 21% from the prior year reflecting our pay-for-performance philosophy, particularly due to the company's free cash flow from operations shortfall.

Name	2019 Base Salary	Target Incentive (% of Base)	Maximum Incentive (% of Base)	Target Incentive	Overall Achievement	Annual Incentive Payout	Prior Year's Payout	Percent Change
Ms. Novakovic	$1,585,000	170%	340%	$2,694,500	129%	$3,482,000	$4,727,000	-26.3%
Mr. Aiken	$ 850,000	100%	200%	$ 850,000	129%	$1,098,000	$1,275,000	-13.9%
Mr. Roualet	$ 800,000	100%	200%	$ 800,000	126%	$1,010,000	$1,288,000	-21.6%
Mr. Burns	$ 655,000	100%	200%	$ 655,000	128%	$ 840,000	$1,100,000	-23.6%
Mr. Gallopoulos	$ 740,000	100%	200%	$ 740,000	129%	$ 956,000	$ 950,000	0.6%

Long-Term Incentive Compensation

Long-term incentive compensation (LTI) is provided to NEOs to align management's interest with that of shareholders, to reward NEOs for achievement of multi-year financial goals and total shareholder return performance, and to retain key talent. LTI comprises a major portion of total target compensation provided to each NEO. This provides our executives with a significant personal stake in the long-term success of General Dynamics. By awarding LTI through various types of equity instruments, different elements of shareholder alignment are achieved. The following chart illustrates the allocation of LTI in our annual grants:

2019 LONG-TERM INCENTIVE ALLOCATION



50%
Performance
Stock Units

20%
Restricted Stock

30%
Stock Options

Setting Long-Term Grant Amounts. The Committee uses guidelines that are constructed around the market median and balances other considerations such as company performance, complexity of the role, length of service, future expected contributions to the company and impact on dilution, when determining actual LTI grant amounts. We believe that this approach allows for the consideration of factors in addition to the quantitative metrics that drive annual incentive payments. This allows the Committee to make grant decisions that better meet the needs of our business and shareholders.

As shown below, for annual LTI grants awarded in March 2019, the amount of LTI compensation granted to three of the NEOs was comparatively less (10.5% lower vs. 2018) than in the prior year due primarily to the company's free cash flow from operations performance.

Name	2018 LTI Grant	2019 LTI Grant
Ms. Novakovic	$14,000,000	$12,488,000
Mr. Aiken	$ 3,300,000	$ 2,970,000
Mr. Roualet	$ 3,220,000	$ 2,898,000
Mr. Burns*	$ 2,443,000	$ 2,545,000
Mr. Gallopoulos*	$ 2,306,000	$ 2,451,000

*   At the time the grants were awarded, Messrs. Gallopoulos and Burns were not NEOs, accordingly, their equity allocation was Stock Options (50%), PSUs (25%) and Restricted Stock (25%).

Performance Stock Units – 50% of LTI. PSUs are a form of equity compensation tied to the achievement of specific performance goals and linked to the long-term performance of the company.

Purpose	This element of executive compensation closely connects NEOs to the company's financial performance and total shareholder return over the long term and acts as a retention tool.
Performance Metrics	Three-year average ROIC** subject to a relative total shareholder return (rTSR) modifier
Vesting	Three-year cliff vesting
Dividend and Voting Rights	Dividend equivalents are deemed reinvested in additional stock units, which are earned only if and when the underlying PSU is earned; PSUs do not have voting rights.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable performance period immediately forfeit all PSUs that have not vested unless otherwise determined by the Committee.

** See Appendix A for additional information.

2019 PSU GRANT (2019 – 2021 PERFORMANCE CYCLE)

HOW WE CHOSE OUR TARGET GOAL

> The Committee and management believe that the target reflects the multi-year operating plan for the company and reflects management's assessment of future company performance and required investments in the company's businesses to support the long-term growth of the company.

> The company operates in a dynamic and competitive environment. As such, the target established each year represents the outlook for the upcoming three-year period and may not be comparable to past targets or prior achievement. It is set to be a challenging, yet achievable target.

> The three-year ROIC target is set on the date of grant and reflects the best judgment of the Committee at that time.

> For the 2019 – 2021 performance period, the ROIC target was set at 13.6% which was modestly above the 13.4% target for the 2018 – 2020 performance period. In setting the target, the Committee considered the impact that the company's continued investment at Electric Boat, product line expansion at Gulfstream Aerospace and working capital build-up at Land Systems due to customer payment delays will have on the projected ROIC. The Committee cautioned against comparing actual one-year ROIC results to the projected three-year target for ROIC as the one-year results may not reflect the strategic investments that are required by the company to achieve its operating plan.

After the three-year performance period (2019 – 2021), the number of PSUs earned will be determined based on our three-year average ROIC subject to the rTSR modifier.

Three-Year Average ROIC Performance*	PSU Performance after 3 Years from Grant Date
2.5% or more above target	150% of target PSUs
At target	100% of target PSUs
2.5% below target	50% of target PSUs
More than 2.5% below target	0% of target PSUs

* Performance interpolated between 2.5% below and 2.5% above target.

The resulting percentage earned from three-year average ROIC will be subject to a rTSR modifier, which compares our rTSR performance to the TSR performance of the other companies in the S&P 500, to produce the final number of earned units. The Committee believes that the S&P 500 provides a more comprehensive comparison for our share price performance compared to our compensation peer group which is a customized benchmark based on a limited number of companies. The rTSR modifier will increase or decrease the PSU payout by as much as one-third, resulting in a payout range between zero and 200% of the target units granted.

ROIC Performance (As shown in the chart above) (0—150%)

✕

rTSR Modifier

Relative TSR Performance	Payout
75th Percentile and Above	133.3%
50th Percentile	100.0%
25th Percentile and Below	66.7%

Payout interpolated for performance between 25th and 75th percentile

=

Maximum Total Payout

200%

0%

In March 2020, the Committee certified the three-year ROIC achievement for PSUs granted in 2017, against the target established for the 2017 – 2019 performance period.



Performance Metric	0% Payout of Target PSU	50% Payout of Target PSU	100% Payout of Target PSU	150% Payout of Target PSU	Payout* (% of Target)
			17.6%**		
3-year Average ROIC Performance	More than 2.5% below target	2.5% below target	15.2% at target	2.5% or more above target	**148% of Target PSUs**

* The 2017 – 2019 performance period did not include the relative TSR modifier which was added for performance periods starting in 2019.

** Because the PSU target did not contemplate the acquisition of CSRA, the impact of the acquisition was excluded from the 2018 and 2019 ROIC results (see discussion in Appendix A).

Restricted Stock – 20% of LTI. Restricted stock awards are a form of equity compensation tied to the completion of a service period.

Purpose	This element of executive compensation closely connects NEOs to the company's total shareholder return performance over the vesting period and also acts as a retention tool.
Vesting	The shares are subject to a three-year cliff vesting period (i.e., 100% of the shares vest on the third anniversary of the grant). The Committee believes that the use of three-year cliff vesting on our restricted stock ensures that executives are focused on long-term value creation while supporting the company's need to attract and retain executives during all market conditions.
Dividend and Voting Rights	During the restriction period, NEOs may not sell, transfer, pledge, assign, or otherwise convey their restricted shares. NEOs are eligible to vote their shares and receive dividend payments and other distributions on our Common Stock when declared by the Board of Directors.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable vesting period forfeit their restricted stock unless otherwise determined by the Committee.

Stock Options – 30% of LTI. Stock options are a form of equity compensation linked to the long-term share performance of the company. A stock option gives our NEOs the right to buy up to a specified number of shares of our Common Stock over the term of the option at a predetermined fixed exercise price. A stock option's exercise price is the average of the high and low share price of our Common Stock on the date of grant. In March 2019, the Committee approved a grant of stock options to each NEO. The exercise price of these stock options was set at $167.61.

Purpose	This element of executive compensation closely connects NEOs to the company's stock price performance over the long term and acts as a retention tool.
Vesting	The stock options vest as follows: 50% of the grant becomes exercisable after two years and 50% becomes exercisable after three years. Vested stock options remain exercisable through the options' expiration date, which occurs on the tenth anniversary of the grant date. Due to our strenuous stock ownership guidelines, stock options, when exercised, must be held as shares until the ownership requirement is met.
Repricing of Stock Options	Our equity compensation plan prohibits the repricing of stock options, including the exchange of underwater stock options for another award or for cash, without the approval of shareholders.
Forfeiture	As with restricted stock and PSU awards, NEOs who voluntarily resign or are terminated for cause immediately forfeit all stock options that have not vested unless otherwise determined by the Committee.

Benefits and Perquisites

BENEFITS

General Dynamics-provided benefits are an important tool used to attract and retain outstanding executives. Benefit levels are reviewed periodically to ensure they are cost-effective, competitive and support the overall needs of our employees. The company makes available medical, dental, vision, life insurance and disability coverage. NEOs can select the level of coverage appropriate for their circumstances. The company also provides NEOs group life insurance coverage worth two times base salary and long-term disability coverage worth 50% of base salary.

COMPANY-SPONSORED RETIREMENT PLANS

We provide retirement plans to our eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans. Following is a description of the retirement plans in which the NEOs participate:

General Dynamics 401(k) Plan

Each NEO is eligible to participate in the General Dynamics Corporation 401(k) Plan, a tax-qualified defined contribution retirement plan. Each NEO is eligible to make before-tax contributions and receive company matching contributions under the 401(k) Plan. During 2019, the 401(k) Plan provided for a company-matching contribution of 100% on contributions up to the first 6% of eligible pay for the NEOs. Our matching contributions during 2019 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Defined-Benefit Retirement Plans

Ms. Novakovic and Messrs. Aiken and Roualet participate in a company-sponsored defined-benefit plan called the General Dynamics Salaried Retirement Plan (the Salaried Plan). Benefits under the Salaried Plan were frozen for employees at our corporate headquarters, including the participating NEOs, as of December 31, 2013.

The benefit under the Salaried Plan is payable as a life annuity. The Salaried Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. It was amended effective January 1, 2007, to exclude any employee initially hired or who incurs a break in service after that date. The benefit formula under the Salaried Plan for employees hired before January 1, 2007, is 1.0% times a participant's highest final average pay frozen as of December 31, 2013, multiplied by years of service earned on or after January 1, 2007, and before January 1, 2014, plus 1.333% times a participant's highest final average pay frozen as of December 31, 2010, multiplied by years of service earned prior to January 1, 2007. Final average pay for purposes of calculating retirement benefits includes a NEO's base salary and annual incentive. The company makes contributions to the Salaried Plan through payments into a trust fund from which the benefits are paid.

Mr. Burns participates in a company-sponsored defined-benefit plan called the Gulfstream Aerospace Corporation Pension Plan (the GAC Plan). The plan was amended in December 2018, freezing the benefits for Mr. Burns as of December 31, 2018. The GAC Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost of living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. Final average monthly pay takes into account salary and annual bonus after December 31, 2003, but excludes equity awards. The portion of Mr. Burns' benefit earned after December 31, 2003, is frozen as of December 31, 2018, is payable monthly as a life annuity and is not subject to cost-of-living adjustments.

Mr. Gallopoulos is not eligible to participate in any of the company's defined-benefit plans.

Supplemental Retirement Plan

The amount of cash compensation used to calculate pension benefits for participants is limited by the Internal Revenue Code ($280,000 in 2019). To provide a benefit calculated on compensation in excess of this compensation limit, the company provides executives participating in the Salaried Plan with coverage under the General Dynamics Corporation Supplemental Retirement Plan. Benefits under the Supplemental Retirement Plan are general unsecured obligations of General Dynamics. Ms. Novakovic and Messrs. Aiken and Roualet participate in the Supplemental Retirement Plan. Pension accruals under this plan were frozen for employees at our corporate headquarters including the participating NEOs as of December 31, 2013.

Supplemental Savings Plan

The company provides a Supplemental Savings Plan to key employees, including each NEO. The purpose of the Supplemental Savings Plan is to allow key executives to defer salary and receive matching contributions on compensation in excess of the compensation limit imposed by the Internal Revenue Service on earnings used to calculate 401(k) contributions. Matching contributions during 2019 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Retiree Benefits

Eligible key executives throughout the company, including the NEOs (other than Mr. Burns), can purchase group term life insurance at retirement of up to two times their base pay. For executives who retire early (prior to age 65), we pay for insurance coverage equal to one-half the executive's base salary until the executive reaches age 65. For early retirees who elect coverage in excess of one-half of base pay they will pay monthly premiums for the additional coverage. For executives retiring at or after age 65, we pay for insurance coverage up to two times an executive's base salary. This coverage is ratably reduced over a five-year period following the executive's retirement, or beginning at age 65 for early retirees, subject to a maximum coverage level of 25% of the coverage in effect at the time of retirement.

PERQUISITES

We provide our NEOs perquisites that the Committee believes are reasonable yet competitive. The company provides perquisites to the NEOs for purposes of recruitment, retention and security. We provide perquisites to ensure the security and accessibility of our executives to facilitate the transaction of business. As a reasonableness test, we compare these perquisites to generally accepted corporate practices.

In 2019, the perquisites provided to our NEOs were financial planning and tax preparation services, physical examinations, home security systems, personal liability and supplemental accidental death and dismemberment insurance, and the personal use of automobiles owned or leased by the company. In addition, personal use of our aircraft was provided only to our chairman and chief executive officer as required by the Board to help ensure her security and accessibility.

We have provided additional information on perquisites in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Considerations

POTENTIAL SEVERANCE AND CHANGE IN CONTROL BENEFITS

The company has change in control agreements, also known as severance protection agreements, with each of the NEOs. The company believes that these agreements are an important tool for recruiting and retaining highly qualified executives. The agreements are structured to protect the interests of shareholders by including a "double-trigger" mechanism that results in a severance payout only when:

› A change of control is consummated, and
› The executive's employment is terminated by the company without cause or by the executive for good reason within 24 months following the change in control.

A "change in control" is defined to include specified stock acquisition, merger or disposition transactions involving General Dynamics. The Committee evaluates and reviews payment and benefit levels under the change in control agreements regularly. These reviews support the view that the agreements are consistent with the practices of our peer group companies. Our severance protection agreements for NEOs exclude any provision for reimbursement of excise taxes that may become due upon a change in control.

Payments and benefits provided to NEOs pursuant to the change in control agreements are described in the Potential Payments upon Termination or Change in Control section beginning on page 68 of this Proxy Statement.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee's charter provides that the Committee has sole authority to engage the services of an independent compensation consultant for the Committee and approve fees paid to the consultant by the company. The Committee engaged Meridian Compensation Partners, LLC (Meridian) as an independent compensation consultant to provide advice on executive compensation matters. The Committee found that Meridian provided important perspectives about market practices for executive compensation, peer company analysis and selection, the levels and structure of the compensation program and compensation governance. During 2019, at the Committee's request, Meridian performed the following specific services:

› Attended all Committee meetings

› Provided regulatory education to the Committee

› Provided information and advice relating to executive compensation matters

› Reviewed compensation-related disclosures in the company's proxy statement

Before engaging Meridian, the Committee reviewed the factors influencing independence (as specified by the New York Stock Exchange listing standards) and determined that no conflict of interest exists.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

The company has a longstanding policy in place that prohibits all directors and executive officers from hedging company securities. Since 2014, the company has maintained a policy prohibiting all directors and executive officers from pledging company securities that they own directly.

Mr. Crown has the ownership of certain shares attributed to him that arise from the business of Henry Crown and Company, an investment company where Mr. Crown serves as Chairman and Chief Executive Officer, and trusts of which Mr. Crown serves as trustee (Attributed Shares). Mr. Crown disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. The Attributed Shares are distinct from shares owned by Mr. Crown or his spouse individually, or shares held in trusts for the benefit of his children (Crown Personally Held Shares). The company has reviewed the potential pledging of the Attributed Shares with Mr. Crown, recognizes Mr. Crown's distinct obligations with respect to Henry Crown and Company and the trusts, and believes such shares may be prudently pledged or held in margin loan accounts. Under the company's anti-pledging policy, Crown Personally Held Shares are considered company securities that are owned directly by Mr. Crown and, accordingly, may not be and are not held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.

STOCK OWNERSHIP GUIDELINES AND HOLDING REQUIREMENTS

Our stock ownership and retention guidelines are the most stringent in our peer group. Stock ownership guidelines strongly align the interests of management with the interests of shareholders because executives become shareholders with a considerable investment in General Dynamics.

Our stock ownership and retention guidelines preclude NEOs from selling shares of our Common Stock until they own shares with a market value of eight to 10 times their base salary and 15 times for the chief executive officer. Shares held outright and shares held through our 401(k) plans are counted for purposes of meeting the ownership guidelines. Stock options (whether vested or not), PSUs and unvested shares of restricted stock are not counted in the ownership calculation.

Stock Ownership Guidelines	
Chief Executive Officer	**Officers including Other NEOs**
15x Base Salary	**8x to 10x** Base Salary

When exercising options, executives who have not met the ownership guideline may sell shares acquired upon exercise to cover transaction costs and taxes and are expected to hold any remaining shares until the guidelines are met. Similarly, shares received upon vesting of restricted stock and PSUs may not be sold until the ownership guidelines are met. Once an officer attains the required ownership level, the officer must maintain that ownership level until he or she no longer serves as an officer. The stock ownership and retention guidelines are reviewed annually by the Committee. For the year ended December 31, 2019, the total number of shares owned by our CEO and other officers represented 18 times their combined annual salaries.

CLAWBACK POLICY

The company has in place an executive compensation recoupment policy, or "clawback" policy, which applies to senior executive officers of the company (referred to as the "covered executive officers"), including the NEOs. In the event of a restatement of our financial results due to a covered executive officer engaging in fraud or intentional illegal conduct, the result of which is that any equity or other performance-based compensation paid to that covered executive officer would have been a lower amount had it been calculated based on the restated results, the Committee will have the authority to recover any excess compensation that was awarded to that covered executive officer. In determining the excess compensation, the Committee will take into account its good faith estimate of the value of awarded and actual compensation that may have been affected by the restatement and the events leading to it. This includes all performance-based cash incentives and equity-based grants which may have vested or been exercised during the period in question.

COMPENSATION AND RISK MANAGEMENT

With the support of management and the independent compensation consultant, the Committee evaluates the company's overall risk profile relative to the incentive components of compensation to ensure that NEOs are not overly incentivized to focus on short-term stock performance. The use of long-term equity incentive awards as a significant portion of total direct compensation and robust stock ownership guidelines are structured to ensure management is focused on the long term and not incentivized to take excessive risk.

TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code generally precludes the company from taking a tax deduction for certain executive officers' compensation in excess of $1 million. However, tax law provides transition relief for certain "performance-based compensation" and other arrangements in place as of November 2, 2017. While the Committee considers the implications of Section 162(m) when taking any actions concerning compensation that may qualify for transition relief and may continue to consider tax deductibility as a factor in making compensation decisions, it retains the flexibility to provide compensation to executives consistent with the company's compensation programs, even if such compensation would not be fully deductible.

Executive Compensation

Summary Compensation

The Summary Compensation Table conforms to requirements of the SEC and shows base salary, annual incentive, equity awards (restricted stock, performance stock units (PSUs) and stock options) and all other compensation, which includes among other things the value of perquisites, 401(k) contributions and tax reimbursements (see footnote (d) to the Summary Compensation Table for a complete listing of categories included in All Other Compensation). The table also includes a column titled Change in Pension Value and Nonqualified Deferred Compensation Earnings. For our eligible NEOs, this includes only the change in pension value (see footnote (c)), which is an actuarial estimate of the present value of the future cost of pension benefits. The value does not reflect a current cash cost to General Dynamics or, necessarily, the pension benefit that an executive would receive, since that is determined by a number of factors, including length of service, age at retirement and longevity.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Stock Awards[a]	Option Awards[a]	Non-Equity Incentive Plan Compensation[b]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
Phebe N. Novakovic Chairman and Chief Executive Officer	2019	$1,585,000	$8,630,680	$3,746,192	$3,482,000	$484,613	$384,719	$18,313,204
	2018	1,585,000	7,000,052	6,999,708	4,727,000	—	408,494	20,720,254
	2017	1,585,000	6,999,332	7,000,390	5,300,000	300,661	316,046	21,501,429
Jason W. Aiken Senior Vice President and Chief Financial Officer	2019	$ 850,000	$2,052,799	$ 890,624	$1,098,000	$158,659	$ 73,227	$ 5,123,309
	2018	830,000	1,650,364	1,649,508	1,275,000	—	66,158	5,471,030
	2017	755,000	1,625,701	1,624,228	1,386,000	85,192	65,619	5,541,740
Mark C. Roualet Executive Vice President, Combat Systems	2019	$ 800,000	$2,003,157	$ 868,859	$1,010,000	$542,898	$ 81,760	$ 5,306,674
	2018	795,000	1,610,057	1,609,715	1,288,000	—	78,162	5,380,934
	2017	773,750	1,610,364	1,609,342	1,404,000	330,396	83,926	5,811,778
Mark L. Burns Vice President of the Company and President, Gulfstream Aerospace	2019	$ 655,000	$1,272,160	$1,272,817	$ 840,000	$267,984	$ 64,524	$ 4,372,485
Gregory S. Gallopoulos Senior Vice President and General Counsel	2019	$ 735,000	$1,225,229	$1,225,515	$ 956,000	$ —	$ 67,747	$ 4,209,491

[a] The amounts reported in the Stock Awards and the Option Awards columns reflect aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. Assumptions used in the calculation of these amounts are included in Note Q to our audited financial statements for the fiscal year ended December 31, 2019, included in our Annual Report on Form 10-K filed with the SEC on February 10, 2020. Stock Awards include awards of restricted stock and PSUs. The grant date value of 2019 PSUs for each NEO, which assumes a maximum payout, is $9,199,936 for Ms. Novakovic; $1,187,933 for Mr. Aiken; $2,134,840 for Mr. Roualet; $954,120 for Mr. Burns; and $918,922 for Mr. Gallopoulos.

[b] Payments are reported for the fiscal year in which the related services were rendered, although the actual payments are made in the succeeding year.

[c] The values listed in this column represent the change in the present value of accumulated benefits from December 31 of the prior year to December 31 of the respective year calculated for all the pension plans in which the executive participates. The values are an actuarial estimate of the present value of the future cost of pension benefits for each of the NEOs and do not reflect a current cash cost to the company or, necessarily, the pension benefit that an executive would receive. Pension benefits for Ms. Novakovic and Messrs. Aiken and Roualet were frozen as of December 31, 2013. Pension benefits for Mr. Burns were frozen as of December 31, 2018. Negative changes in pension value were excluded from this column for the NEOs as follows: for Ms. Novakovic, $(140,339) for 2018; for Mr. Aiken, $(65,402) for 2018; and for Mr. Roualet $(167,921) for 2018.

(d)   All Other Compensation for 2019 includes the following items:

ALL OTHER COMPENSATION

Name	Reimbursement of Taxes[1]	Retirement Plan Contributions and Allocations[2]	Term Life Insurance Payments	Perquisites[3]
Ms. Novakovic	$1,784	$48,500	$24,793	$309,642
Mr. Aiken	$3,645	$33,800	$ 6,210	$ 29,572
Mr. Roualet	$3,966	$32,800	$ 9,340	$ 35,654
Mr. Burns	$ —	$29,900	$ 8,200	$ 26,424
Mr. Gallopoulos	$2,116	$31,200	$ 8,770	$ 25,661

[1]   Reflects amounts reimbursed for the payment of taxes associated with a company-provided dining room benefit. All employees at our corporate headquarters receive this dining room benefit and associated tax reimbursement.

[2]   Represents amounts contributed by General Dynamics to the 401(k) Plan and allocations by General Dynamics to the Supplemental Savings Plan.

[3]   Noncash items (perquisites) provided to NEOs in 2019, which for one or more NEOs is in the aggregate equal to or greater than $10,000, were as follows: financial planning and tax preparation services, home security systems and, solely for the chairman and chief executive officer, personal use of company aircraft. Perquisites that exceeded the greater of $25,000 or 10% of the total amount of perquisites for a specific NEO were as follows: Ms. Novakovic—$254,122 related to personal travel on company aircraft, and $29,040 related to security for Ms. Novakovic. The aggregate incremental cost to General Dynamics for Ms. Novakovic's personal travel aboard aircraft owned by the company (products of subsidiary Gulfstream Aerospace), as required by the Board to help ensure Ms. Novakovic's security and accessibility, is calculated based on the following variable operating costs to the company: fuel costs, trip-related maintenance expenses, landing fees, trip-related hangar and parking fees, on-board catering expenses and crew expenses. No additional direct operating cost is incurred if a family member accompanies an executive on a flight. The aggregate incremental cost to the company for the provision of security represents the amounts paid by the company to third parties for the installation, servicing and monitoring of security systems and other security services.

2019 Equity-Based Awards

Our long-term compensation for senior executives, including the NEOs, consists of equity awards in the form of restricted stock, PSUs and stock options. The following table provides information on the equity awards in 2019 for the NEOs. The table includes the grant date of each equity award, the number of shares of restricted stock, PSUs and stock options, the exercise price of the stock options, the closing price of our Common Stock on the date of grant and the grant date fair value of the equity awards. As discussed in the Compensation Discussion and Analysis section, we use the average of the high and low stock price of our Common Stock on the date of the grant, not the closing price, to value the restricted stock and PSUs and set the exercise price for stock options.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2019

Name	Grant Date	Date of Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units[c]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[d]	Grant Date Fair Value of Stock and Option Awards[e]
			Threshold	Target	Maximum	Threshold	Target	Maximum				
Ms. Novakovic			0	$2,694,500	$5,389,000							
	03/06/2019	03/05/2019				0	37,255	74,510	14,900	—	—	$8,630,680
	03/06/2019	03/05/2019				—	—	—	—	129,090	$ 167.61	3,746,192
Mr. Aiken			0	$ 850,000	$1,700,000							
	03/06/2019	03/05/2019				0	8,860	17,720	3,545	—	—	$2,052,799
	03/06/2019	03/05/2019				—	—	—	—	30,690	$ 167.61	890,624
Mr. Roualet			0	$ 800,000	$1,600,000							
	03/06/2019	03/05/2019				0	8,645	17,290	3,460	—	—	$2,003,157
	03/06/2019	03/05/2019				—	—	—	—	29,940	$ 167.61	868,859
Mr. Burns			0	$ 655,000	$1,310,000							
	03/06/2019	03/05/2019				0	3,795	5,693	3,795	—	—	$1,272,160
	03/06/2019	03/05/2019				—	—	—	—	43,860	$ 167.61	1,272,817
Mr. Gallopoulos			0	$ 740,000	$1,480,000							
	03/06/2019	03/05/2019				0	3,655	5,483	3,655	—	—	$1,225,229
	03/06/2019	03/05/2019				—	—	—	—	42,230	$ 167.61	1,225,515

[a] These amounts represent cash awards that are possible under the company's annual incentive plan. The value earned can be found in the Summary Compensation Table in the Non-Equity Incentive Plan Awards column.

[b] These amounts relate to PSUs granted in 2019. Each PSU represents the right to receive a share of Common Stock upon release of the PSU. The exact number of PSUs that may be earned is determined based upon a performance metric set by the Compensation Committee, which for 2019 grants is the company's ROIC over the three-year period from 2019-2021, and can range from 0 to 150% of the PSUs originally awarded. Grants for Ms. Novakovic, Mr. Aiken and Mr. Roualet were also subject to a relative total shareholder return modifier that can increase or decrease the PSU payout by as much as one-third. Dividend equivalents accrue on PSUs during the performance period and are subject to the same vesting conditions based upon performance. For PSUs granted in 2019, the PSUs will be released to the participant following the three-year performance period, to the extent earned.

[c] These amounts relate to shares of restricted stock that are released three years after the grant date, subject to continuous service requirements.

[d] The exercise price for stock options is the average of the high and low stock price of our Common Stock on the date of grant.

[e] For PSUs, the grant date fair value is calculated based upon the target payout amount.

Option Exercises and Stock Vested

The following table shows the stock options exercised by the NEOs and restricted stock released to them during 2019. As explained in the Compensation Discussion and Analysis section, we require officers to retain shares of Common Stock issued to them as compensation, up to pre-determined levels, based on their position with General Dynamics. Once an ownership level is attained, the officer must maintain that minimum ownership level until he or she no longer serves as an officer of General Dynamics. The amounts reported in the Value Realized on Exercise and the Value Realized on Vesting columns in the table below are before-tax amounts.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2019

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Ms. Novakovic	1,199,380	$114,004,768	66,385	$10,825,109
Mr. Aiken	45,090	$ 3,356,500	13,613	$ 2,222,494
Mr. Roualet	65,065	$ 7,258,217	14,201	$ 2,322,994
Mr. Burns	9,345	$ 966,834	4,895	$ 804,329
Mr. Gallopoulos	36,740	$ 2,526,242	10,206	$ 1,664,229

Outstanding Equity Awards

The following table provides information on outstanding stock option and stock awards held by the NEOs as of December 31, 2019. The table shows the number of stock options that an NEO holds (both exercisable and unexercisable), the option exercise price and its expiration date. For stock awards, the table includes the number of shares of restricted stock and PSUs that are still subject to the restriction period or the performance period (i.e., have not vested). For restricted stock and PSUs, the market value is based on the closing price of the company's Common Stock on December 31, 2019.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Ms. Novakovic					74,840	$13,198,034	73,360	$12,937,036
	—	129,090	$167.61	03/05/2029				
	—	186,460	223.93	03/06/2028				
	105,810	105,810	191.71	02/28/2027				
	320,260	—	135.85	03/01/2026				
	248,830	—	136.78	03/03/2025				
Mr. Aiken					16,955	$2,990,014	17,305	$3,051,737
	—	30,690	$167.61	03/05/2029				
	—	43,940	223.93	03/06/2028				
	24,550	24,550	191.71	02/28/2027				
	67,400	—	135.85	03/01/2026				
	48,830	—	136.78	03/03/2025				
	45,090	—	112.40	03/04/2021				
Mr. Roualet					17,215	$3,035,865	16,952	$2,989,485
	—	29,940	$167.61	03/05/2029				
	—	42,880	223.93	03/06/2028				
	24,325	24,325	191.71	02/28/2027				
	73,330	—	135.85	03/01/2026				
	47,200	—	136.78	03/03/2025				
	75,640	—	112.40	03/04/2021				
Mr. Burns					11,490	$2,026,262	9,559	$1,685,730
	—	43,860	$167.61	03/05/2029				
	—	32,560	223.93	03/06/2028				
	15,795	15,795	191.71	02/28/2027				
	27,600	—	135.85	03/01/2026				
	1,600	—	143.33	06/30/2025				
	11,730	—	136.78	03/03/2025				
	22,410	—	112.40	03/04/2021				
Mr. Gallopoulos					13,095	$2,309,303	9,404	$1,658,395
		42,230	$167.61	03/05/2029				
		30,700	223.93	03/06/2028				
	16,600	16,600	191.71	02/28/2027				
	49,170	—	135.85	03/01/2026				
	38,300	—	136.78	03/03/2025				
	36,740	—	112.40	03/04/2021				

[a] Of the 129,090 stock options held by Ms. Novakovic with an exercise price of $167.61, 64,545 will become exercisable on March 6, 2021, and 64,545 will become exercisable on March 6, 2022. Of the 186,460 stock options held by Ms. Novakovic with an exercise price of $223.93, 93,230 became exercisable on March 7, 2020, and 93,230 will become exercisable on March 7, 2021. Of the 211,620 stock options held by Ms. Novakovic with an exercise price of $191.71, 105,810 became exercisable on March 1, 2020.

Of the 30,690 stock options held by Mr. Aiken with an exercise price of $167.61, 15,345 will become exercisable on March 6, 2021, and 15,345 will become exercisable on March 6, 2022. Of the 43,940 stock options held by Mr. Aiken with an exercise price of $223.93, 21,970 became exercisable on March 7, 2020, and 21,970 will become exercisable on March 7, 2021. Of the 49,100 stock options held by Mr. Aiken with an exercise price of $191.71, 24,550 became exercisable on March 1, 2020.

Of the 29,940 stock options held by Mr. Roualet with an exercise price of $167.61, 14,970 will become exercisable on March 6, 2021, and 14,970 will become exercisable on March 6, 2022. Of the 42,880 stock options held by Mr. Roualet with an exercise price of $223.93, 21,440 became exercisable on March 7, 2020, and 21,440 will become exercisable on March 7, 2021. Of the 48,650 stock options held by Mr. Roualet with an exercise price of $191.71, 24,325 became exercisable on March 1, 2020.

Of the 43,860 stock options held by Mr. Burns with an exercise price of $167.61, 21,930 will become exercisable on March 6, 2021, and 21,930 will become exercisable on March 6, 2022. Of the 32,560 stock options held by Mr. Burns with an exercise price of $223.93, 16,280 became exercisable on March 7, 2020, and 16,280 will become exercisable on March 7, 2021. Of the 31,590 stock options held by Mr. Burns with an exercise price of $191.71, 15,795 became exercisable on March 1, 2020.

Of the 42,230 stock options held by Mr. Gallopoulos with an exercise price of $167.61, 21,115 will become exercisable on March 6, 2021, and 21,115 will become exercisable on March 6, 2022. Of the 30,700 stock options held by Mr. Gallopoulos with an exercise price of $223.93, 15,350 became exercisable on March 7, 2020, and 15,350 will become exercisable on March 7, 2021. Of the 33,200 stock options held by Mr. Gallopoulos with an exercise price of $191.71, 16,600 became exercisable on March 1, 2020.

[b] For awards made prior to 2017, shares of restricted stock were released to participants on the first day of January on which the New York Stock Exchange is open for business of the fourth calendar year following the calendar year in which the grant date occurs. Beginning with awards of restricted stock in 2017, shares release to participants on the first day on which the New York Stock Exchange is open for business after the third anniversary of the day of grant. PSUs that are earned release following certification by the Compensation Committee of the applicable performance result.

Of the 74,840 restricted shares or units held by Ms. Novakovic, 26,055 restricted shares were released on January 2, 2020, with a market value of $4,637,269; 18,255 restricted shares were released on March 2, 2020, with a market value of $2,946,722; 15,630 restricted shares will be released on March 8, 2021; and 14,900 restricted shares will be released on March 7, 2022.

Of the 16,955 restricted shares or units held by Mr. Aiken, 5,485 restricted shares were released on January 2, 2020, with a market value of $976,220; 4,240 restricted shares were released on March 2, 2020, with a market value of $684,421; 3,685 restricted shares will be released on March 8, 2021; and 3,545 restricted shares will be released on March 7, 2022.

Of the 17,215 restricted shares or units held by Mr. Roualet, 5,960 restricted shares were released on January 2, 2020, with a market value of $1,060,761; 4,200 restricted shares were released on March 2, 2020, with a market value of $677,964; 3,595 restricted shares will be released on March 8, 2021; and 3,460 restricted shares will be released on March 7, 2022.

Of the 11,490 restricted shares or units held by Mr. Burns, 2,245 restricted shares were released on January 2, 2020, with a market value of $399,565; 2,725 restricted shares were released on March 2, 2020, with a market value of $439,870; 2,725 restricted shares will be released on March 8, 2021; and 3,795 restricted shares will be released on March 7, 2022.

Of the 13,095 restricted shares or units held by Mr. Gallopoulos, 4,005 restricted shares were released on January 2, 2020, with a market value of $712,810; 2,860 restricted shares were released on March 2, 2020, with a market value of $461,661; 2,575 restricted shares will be released on March 8, 2021; and 3,655 restricted shares will be released on March 7, 2022.

[c] Represents PSUs that released in the first quarter of 2020 or, subject to satisfaction of the performance condition and Compensation Committee determination, may release during the first quarter of 2021 or 2022.

For Ms. Novakovic, 19,256 PSUs will release during the first quarter of 2020; 16,214 may release during the first quarter of 2021 and 37,890 may release during the first quarter of 2022.

For Mr. Aiken, 4,472 PSUs will release during the first quarter of 2020; 3,822 may release during the first quarter of 2021 and 9,011 may release during the first quarter of 2022.

For Mr. Roualet, 4,430 PSUs will release during the first quarter of 2020; 3,730 may release during the first quarter of 2021 and 8,792 may release during the first quarter of 2022.

For Mr. Burns, 2,874 PSUs will release during the first quarter of 2020; 2,826 may release during the first quarter of 2021 and 3,859 may release during the first quarter of 2022.

For Mr. Gallopoulos, 3,016 PSUs will release during the first quarter of 2020; 2,671 may release during the first quarter of 2021; and 3,717 may release during the first quarter of 2022.

Company-Sponsored Retirement Plans

General Dynamics offers retirement programs through a combination of qualified and nonqualified Employee Retirement Income Security Act of 1974 plans. The NEOs, other than Mr. Gallopoulos, participate in each of the retirement programs indicated next to their name in the table below.

The table shows the actuarial present value as of December 31, 2019, of the pension benefits earned for each NEO over the course of the officer's career. A description of the material terms and conditions of each of these plans and agreements follows the table. Pension benefits have been frozen for each NEO for the plans listed below.

PENSION BENEFITS FOR FISCAL YEAR 2019

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[a]	Payments During Last Fiscal Year
Ms. Novakovic[b]	Salaried Retirement Plan	13	$ 473,346	None
	Supplemental Retirement Plan	13	$2,399,243	
Mr. Aiken[c]	Salaried Retirement Plan	11	$ 263,950	None
	Supplemental Retirement Plan	11	$ 275,395	
Mr. Roualet[d]	Salaried Retirement Plan	29	$1,131,676	None
	Supplemental Retirement Plan	29	$1,878,832	
Mr. Burns[e]	Gulfstream Aerospace Corporation Pension Plan	35	$1,656,088	None

[a] The Present Value of Accumulated Benefit under each plan has been calculated as of December 31, 2019, using the company's ASC Topic 715, *Compensation – Retirement Benefits*, assumptions as of year-end 2019. For a discussion of this calculation, see Note R to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 10, 2020.

[b] Ms. Novakovic's total service is 19 years and credited service is 13 years.

[c] Mr. Aiken's total service is 18 years and credited service is 11 years.

[d] Mr. Roualet's total service is 38 years and credited service is 29 years.

[e] Mr. Burns' total service is 36 years and credited service is 35 years.

Salaried Retirement Plan

The General Dynamics Salaried Retirement Plan (the Salaried Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Ms. Novakovic and Messrs. Aiken and Roualet participate in the Salaried Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the Salaried Plan does not take into account any earnings over a predetermined compensation limit, which was $280,000 for 2019, and does not pay annual benefits beyond a predetermined benefit limit, which was $225,000 for 2019.

Benefits under the Salaried Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the participating NEOs. The Salaried Plan pays a monthly benefit equal to the product of (1) the benefit percentage times (2) the final average monthly pay times (3) the years of credited service. For credited service earned prior to January 1, 2007, the benefit percentage equals 1.333%. For credited service earned on or after January 1, 2007, the benefit percentage equals 1.0%. Final average monthly pay is equal to the average of the participant's highest 60 consecutive months of pensionable earnings out of the participant's last 120 months of employment. For credited service earned prior to January 1, 2007, the final average monthly pay used in the benefit calculation froze as of December 31, 2010. The normal retirement age under the Salaried Plan is age 65. The Salaried Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's accrued benefit is less than $5,000. None of the eligible NEOs had reached the normal retirement age as of December 31, 2019.

A participant with at least 10 years of service qualifies for early retirement at age 55. Ms. Novakovic and Mr. Roualet have qualified for early retirement. A participant who is eligible for early retirement is entitled to receive the following:

(1) for benefits based on credited service earned prior to January 1, 2007, if a participant retires between age 55 and 62, his or her age 65 benefit is reduced by 2.5% for each full year that he or she retires prior to age 62. If the participant retires between age 62 and 65, he or she will receive 100% of his or her age 65 benefit.

(2) for benefits based on credited service earned on or after January 1, 2007, a participant who is eligible for early retirement and subsequently retires between age 55 and 65 will have his or her age 65 benefit reduced by 4.8% for each full year that he or she retires prior to age 65.

Supplemental Retirement Plan

The General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan) is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose salaries exceed the Internal Revenue Code compensation limit or whose annual benefits would exceed the Internal Revenue Code benefit limit. Ms. Novakovic and Messrs. Aiken and Roualet participate in the Supplemental Retirement Plan.

Benefits under the Supplemental Retirement Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the NEOs who participate in the plan. The Supplemental Retirement Plan provides benefits equal to the difference between (1) the amount that would have been provided under the Salaried Retirement Plan if the annual compensation limit and annual benefit limit did not apply, and (2) the benefit actually paid under the Salaried Retirement Plan. A participant's pensionable earnings and forms of payment are the same under the Supplemental Retirement Plan as the Salaried Retirement Plan.

Gulfstream Aerospace Corporation Pension Plan

The Gulfstream Aerospace Corporation Pension Plan (the GAC Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the GAC Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Mr. Burns participates in the GAC Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the GAC Plan does not take into account any earnings over a predetermined compensation limit and does not pay annual benefits beyond a predetermined benefit limit.

Benefits under the GAC Plan were frozen as of December 31, 2018, for Mr. Burns. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost of living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. The portion of Mr. Burns' benefit earned after December 31, 2003, is payable monthly as a life annuity and is not subject to cost of living adjustments. The normal retirement age under the GAC Plan is age 65. The GAC Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's present value of accrued benefit is less than $5,000. Mr. Burns did not reach the normal retirement age as of December 31, 2019.

A participant with at least 20 years of service at age 50 or with at least 5 years of service at age 60 qualifies for early retirement. Mr. Burns qualified for early retirement as of December 31, 2019. A participant who is eligible for early retirement is entitled to receive the following:

› If a participant retires between age 50 and 60, his or her age 65 benefit is reduced by a factor based on a table described in the GAC Plan document for each full year that he or she retires prior to age 60.

› If the participant retires between age 60 and 65, he or she will receive 100% of his or her age 60 benefit.

Nonqualified Defined-Contribution Deferred Compensation

As part of our overall retirement program, the NEOs and other key employees are eligible to participate in a nonqualified defined-contribution plan. The following table illustrates the amounts due to each executive as of December 31, 2019. In addition, the table shows contributions made by both the NEOs and General Dynamics in 2019 along with the earnings on each executive's total account.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2019

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[a]	Aggregate Earnings in Last Fiscal Year[b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[c]
Ms. Novakovic	$158,500	$31,700	$116,174	—	$2,202,947
Mr. Aiken	$ 17,000	$17,000	$ 52,146	—	$ 269,863
Mr. Roualet	$ 80,000	$16,000	$138,128	—	$1,168,867
Mr. Burns	$ 65,500	$13,100	$ 61,608	—	$ 357,162
Mr. Gallopoulos	$ 72,000	$14,400	$ 84,548	—	$1,003,078

[a] The registrant contributions of $31,700, $17,000, $16,000, $13,100 and $14,400 for Ms. Novakovic and Messrs. Aiken, Roualet, Burns and Gallopoulos, respectively, are included in the All Other Compensation column of the Summary Compensation Table.

[b] No amounts shown in the Aggregate Earnings in Last Fiscal Year column are reported as compensation in the Summary Compensation Table.

[c] Certain amounts in the Aggregate Balance at Last Fiscal Year End column were previously reported in the Summary Compensation Table in the Salary column (in the case of executive contributions) or in the All Other Compensation column (in the case of registrant contributions) for the NEOs. The amounts previously reported as executive and registrant contributions were as follows: (i) Ms. Novakovic, $964,500 and $227,350; (ii) Mr. Aiken, $62,800 and $62,800; and (iii) Mr. Roualet, $319,000 and $67,300.

General Dynamics Corporation Supplemental Savings Plan

The Supplemental Savings Plan is a nonqualified defined-contribution plan that provides key employees, including the NEOs, the opportunity to defer a portion of their salary without regard to the limitations imposed by the Internal Revenue Code on the 401(k) Plan and receive employer matching contributions on a portion of the contributions.

Effective January 1, 2014, for those who elect to participate in the Supplemental Savings Plan, a participant may contribute between 1% and 10% of the participant's base salary to the plan. The company will match the participant's contributions for the first 2% of the participant's base salary on a dollar-for-dollar basis. Investment performance mirrors the performance of the funds that are available to participants under the 401(k) Plan.

Supplemental Savings Plan participants, including the NEOs, do not receive any earnings on their Supplemental Savings Plan accounts that are not otherwise paid to all other 401(k) Plan participants with a balance in the same investment fund. Participants receive lump-sum payments six months after their separation from service for balances (including earnings) accumulated on or after January 1, 2005. For balances accumulated prior to January 1, 2005, payment is made as soon as possible after termination and participants will receive a lump-sum payment unless they have previously elected to receive a deferred lump-sum payment or annual installment payments.

Potential Payments Upon Termination or Change in Control

The following are estimated payments and benefits that would be provided to the NEOs in the event of termination of the executive's employment assuming a termination date of December 31, 2019.

We have calculated these amounts for different termination scenarios based on our existing benefit plans and the General Dynamics Corporation equity compensation plan currently in effect (the Equity Compensation Plan). The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics and, depending on the payment or benefit, may extend over several years.

For each termination and change in control scenario discussed below, the NEO would also be entitled to:

(1) the pension benefits described in the Pension Benefits for Fiscal Year 2019 table, for those NEOs who are eligible to receive benefits; and

(2) the amounts listed in the Nonqualified Deferred Compensation for Fiscal Year 2019 table.

The estimated totals presented in the table on the next page do not include these pension benefit and nonqualified deferred compensation amounts, nor do the totals include items that are provided to all employees, such as payment of accrued vacation.

Change in Control Agreements – Double-Trigger

For a change in control situation, we have change in control agreements (also referred to as severance protection agreements) with key employees, including each of the NEOs. We have estimated the payments and benefits the NEOs could receive under our existing benefit plans, change in control agreements and the equity compensation plans. Our calculations assume the executive was terminated on December 31, 2019, and that this date was within 24 months following a change in control, thereby satisfying the "double-trigger" requirement under the change in control agreements. The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics and depending on the payment or benefit may extend over several years. As discussed under Compensation Discussion and Analysis – Other Considerations – Potential Severance and Change in Control Benefits the change in control agreements contain a "double-trigger" mechanism that is triggered only under certain circumstances. Our severance protection agreements do not provide for excise tax gross-ups. Rather, the agreements provide that, in the event change in control benefits would trigger an excise tax under Section 280G and Section 4999, then the value of the benefits will be either (1) delivered in full or (2) subject to a cutback, whichever provides the executive officer the greatest benefit on an after-tax basis (with the excise tax being the responsibility of the executive to pay).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Scenario and Payment Type	Ms. Novakovic	Mr. Aiken	Mr. Roualet	Mr. Burns	Mr. Gallopoulos
Termination For Cause or Voluntary Resignation					
Retiree Life Insurance Benefit[a]	$ 519,519	$ —	$ 297,779	$ —	$ 275,769
Retiree Medical and Dental Benefit[b]	—	—	58,828	71,119	—
Stock Options	—	—	—	—	—
Restricted Stock	—	—	—	—	—
PSUs	—	—	—	—	—
Total	$ 519,519	$ —	$ 356,607	$ 71,119	$ 275,769
Death[c]					
Life Insurance Benefit	$ 3,170,000	$ 1,700,000	$ 1,600,000	$1,310,000	$ 1,480,000
Stock Options[d]	1,128,247	268,231	261,676	383,336	369,090
Restricted Stock[d]	13,198,034	2,990,014	3,035,865	2,026,262	2,309,303
PSUs[d][e]	7,529,322	1,767,674	1,736,460	1,065,918	1,064,390
Total	$25,025,603	$ 6,725,919	$ 6,634,001	$4,785,516	$ 5,222,783
Retirement, Termination without Cause or Disability[c]					
Retiree Life Insurance Benefit[a]	$ 519,519	$ —	$ 297,779	$ —	$ 275,769
Retiree Medical and Dental Benefit[b]	—	—	58,828	71,119	—
Stock Options[f][h]	302,216	71,848	70,087	102,678	98,859
Restricted Stock[g][h]	12,569,604	2,840,606	2,889,975	1,872,297	2,161,063
PSUs[e][h]	7,529,322	1,767,674	1,736,460	1,065,918	1,064,390
Total	$20,920,661	$ 4,680,128	$ 5,053,129	$3,112,012	$ 3,600,081
Change in Control, with Qualifying Termination					
Annual Incentive[i]	$ 5,059,000	$ 1,287,000	$ 1,364,000	$1,100,000	$ 950,000
Severance[j]	19,865,560	6,389,630	6,470,360	3,510,000	5,053,100
Life, medical, dental and long-term disability benefits[k]	82,472	76,476	89,595	46,856	73,231
Retiree life, medical and dental benefits[l]	455,670	—	290,832	48,706	238,821
Outplacement services[m]	10,000	10,000	10,000	10,000	10,000
Financial counseling and tax planning services[n]	30,000	30,000	30,000	20,000	30,000
Supplemental retirement benefit[o]	134,729	89,167	89,726	48,021	83,576
Stock Options[p]	1,128,247	268,231	261,676	383,336	369,090
Restricted Stock[p]	13,198,034	2,990,014	3,035,865	2,026,262	2,309,303
PSUs[p]	12,937,036	3,051,737	2,989,309	1,685,730	1,658,395
Total	$52,900,748	$14,192,255	$14,631,363	$8,878,911	$10,775,516

[a] Assumes the executive elects the maximum of two-times-pay coverage at retirement. The estimated cost is calculated using the assumptions made for financial reporting purposes for valuing post-retirement life insurance at December 31, 2019. The life insurance benefit is further described under Compensation Discussion and Analysis – Other Retiree Benefits.

[b] The estimated cost for this coverage is based on the difference between the COBRA rate that the executive would pay and the higher expense we must recognize for financial reporting purposes. We provide retiree medical and dental coverage only until an executive reaches age 65. Ms. Novakovic and Messrs. Aiken and Gallopoulos were not eligible for retiree medical and dental coverage at December 31, 2019.

[c] In situations where an executive has completed a full calendar year of service to the company, for certain termination scenarios not involving a change in control, the executive may remain eligible for an annual incentive for performance during the year, though whether a bonus is paid in the future, and the amount, if any, would be subject to Compensation Committee approval. No future bonus payment is guaranteed, and the amount of any bonus would be determined as described in the Compensation Discussion and Analysis section. The NEO may also be eligible for $2 million of proceeds under accidental death and dismemberment insurance, depending upon the circumstances.

[d] Under the terms of the Equity Compensation Plan, unvested stock options held by the executive would be treated as if the executive remained employed with General Dynamics throughout the option term. The options would be exercisable by the executive's estate in accordance with the terms of the original option grant. PSUs granted would be evaluated for achievement relative to goals and if earned, a pro rata amount (determined as set forth in the respective award agreements) will vest and be released within two and one-half months following the death vesting date. The unvested stock options vest immediately, and the restricted stock held by the executive would be transferred to the estate and released at the time of death. The value of the

unvested options reflected in the table represents the difference between the closing share price of $176.35 on December 31, 2019, and the option grant price, multiplied by the number of retained unvested options. The value of the restricted stock represents the number of restricted shares held on December 31, 2019, multiplied by the closing share price of $176.35 on December 31, 2019.

(e) The value of the prorated PSUs represents the number of earned units as of December 31, 2019, multiplied by the closing share price of $176.35 on December 31, 2019.

(f) The present value of the unvested stock options reflected in the table represents the difference between the closing share price of $176.35 on December 31, 2019, and the option grant price, multiplied by the number of retained unvested options, and applying a discount factor to account for the option exercise dates.

(g) The present value of the restricted stock represents the number of restricted shares held on December 31, 2019, multiplied by the closing share price of $176.35 on December 31, 2019, and applying a discount rate factor to account for the restriction periods.

(h) Under the terms of the Equity Compensation Plan, most participants qualify for retirement treatment after reaching age 55 with at least five years of continuous service with the company. For participants who are elected officers of the company and who have reached age 55, the plan provides for retirement treatment with the consent of the company's chief executive officer or, in the case of the chief executive officer, the Compensation Committee. For purposes of this Proxy Statement, we assume that any required consents for retirement treatment have been obtained. Since Ms. Novakovic and Messrs. Burns, Gallopoulos and Roualet are eligible to retire, they would forfeit a portion of their unvested stock option awards based on days of service during the three-year period as of the grant date. The retained options would be exercisable in accordance with the terms of the original grant. The restricted stock award will pro rata vest at the end of the original restriction period if retirement occurs prior to one year from grant. The restricted stock award would be released at the end of the original restriction period if retirement occurs on or after one year from grant. The PSUs would be prorated (as set forth in the respective award agreements) and will be released within two and one-half months following their respective scheduled vesting date, if earned based on the applicable performance goals. Because Mr. Aiken was not eligible to retire at December 31, 2019, the equity values in these scenarios would apply only in the case of disability.

(i) Any annual incentive amount paid in a change in control situation would be determined in accordance with the terms of the applicable change in control agreement. Since we assume that a change in control and triggering event had occurred on December 31, 2019, the change in control scenarios identify the March 2019 bonus amounts (or the average of the 2017, 2018 and 2019 bonus amounts, if higher).

(j) Calculated in accordance with the applicable change in control agreement. For the NEOs other than Mr. Burns, this amount equals 2.99 times their annual salary and annual incentive. For Mr. Burns, the multiple is 2.00 times.

(k) Represents an additional 36 months of life, medical, dental and long-term disability benefits for the NEOs other than Mr. Burns. These costs reflect an amount equal to three times the 2019 annual employer premiums for these benefits. For Mr. Burns, the amount represents an additional 24 months and the costs reflect an amount equal to two times the 2019 annual employer premiums for these benefits.

(l) The costs of retiree benefits for Ms. Novakovic and Messrs. Burns, Gallopoulos and Roualet are reduced in this scenario because the 36 months (24 months for Mr. Burns) of continued active coverage described in Note (k) defers the commencement date of this coverage. Ms. Novakovic and Mr. Gallopoulos are not eligible for retiree medical and dental benefits; therefore, the amount shown represents retiree life only. Mr. Burns is not eligible for retiree life; therefore, the amount represents medical and dental benefits only.

(m) Represents the estimated outplacement services costs, obtained from an outplacement vendor, for 12 months for a senior executive.

(n) Represents financial counseling and tax planning services for 36 months (for NEOs other than Mr. Burns) or 24 months (for Mr. Burns) following the termination date, at a total cost not to exceed $10,000 per year for each NEO.

(o) Represents a supplemental retirement benefit payable in cash equal to an additional 36 months (24 months for Mr. Burns) of company contributions to each defined-contribution plan in which the executive participates.

(p) Our Equity Compensation Plan and the applicable award agreements contain a "double-trigger" mechanism for all participants, including the NEOs. This mechanism provides that if, within two years following a change in control, a participant's employment is terminated by the company for any reason other than for Cause (as defined in the plan) or by the executive for Good Reason (as defined in the plan), then all outstanding awards that have not vested will immediately vest and become exercisable and all restrictions on awards will immediately lapse.

Pay Ratio Results

The chief executive officer pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

There have been no changes in our employee population or employee compensation arrangements in 2019 that we reasonably believe would result in a significant change in our pay ratio disclosure. Therefore, we have based our pay ratio calculation for 2019 using compensation for the same median employee identified for 2018, which median employee was identified under the process described in our 2018 pay ratio calculation.

Total 2019 annual compensation for the median employee was valued at $116,510 and total annual compensation for the chief executive officer was valued at $18,313,204, resulting in a ratio of median employee total annual compensation to chief executive officer total annual compensation of 1:157. Total annual compensation for the median employee and the chief executive officer is calculated according to the disclosure requirements of the Summary Compensation Table and includes base salary, annual incentive, equity awards, change in pension values and other compensation such as perquisites and company-paid healthcare benefits.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under such acts.

The Compensation Committee of the Board of Directors has furnished the following report.

The following five directors serve on the Compensation Committee: William A. Osborn (Chair), James S. Crown, Rudy F. deLeon, C. Howard Nye and Laura J. Schumacher.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange.

The Compensation Committee is governed by a written charter approved by the Board. In accordance with that charter, the Compensation Committee is responsible for evaluating the performance of the chief executive officer and other General Dynamics officers as well as reviewing and approving their compensation. The Committee also establishes and monitors company-wide compensation programs and policies. The Committee's processes and procedures for the consideration and determination of executive compensation are explained in greater detail in the Compensation Discussion and Analysis section of this Proxy Statement.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement in accordance with Item 407(e) of Regulation S-K.

This report is submitted by the Compensation Committee.

William A. Osborn (Chair)   **C. Howard Nye**
James S. Crown   **Laura J. Schumacher**
Rudy F. deLeon

March 3, 2020

› Security Ownership

Security Ownership of Management

The following table provides information as of March 9, 2020, on the beneficial ownership of Common Stock by (1) each of our directors and nominees for director, (2) each of the NEOs and (3) all of our directors and executive officers as a group. The following table also shows Common Stock held by these individuals through company-sponsored benefits programs. Except as otherwise noted, the persons listed below have the sole voting and investment power for all shares held by them, except for such power that may be shared with a spouse.

Name of Beneficial Owner	Common Stock Beneficially Owned[a]			Common Stock Equivalents Beneficially Owned[b]	Total Common Stock and Equivalents
	Shares Owned	Options Exercisable within 60 Days	Percentage of Class		
Directors and Nominees					
James S. Crown[c]	15,542,840	13,455	5.4%	3,117	15,559,412
Rudy F. deLeon	3,501	9,055	*	0	12,556
Cecil D. Haney	964	0	*	0	964
Lester L. Lyles	8,647	13,455	*	0	22,102
Mark M. Malcolm	5,862	7,695	*	0	13,557
James N. Mattis	650	0	*	0	650
Phebe N. Novakovic	729,722	873,940	*	0	1,603,662
C. Howard Nye	1,943	0	*	0	1,943
William A. Osborn	36,369	13,455	*	0	49,824
Catherine B. Reynolds	2,688	1,730	*	0	4,418
Laura J. Schumacher	5,586	13,455	*	0	19,041
John G. Stratton	3,533	0	*	0	3,533
Peter A. Wall	2,296	4,585	*	0	6,881
Other NEOs					
Jason W. Aiken	86,082	232,390	*	0	318,472
Mark C. Roualet	130,539	266,260	*	0	396,799
Mark L. Burns	44,425	111,210	*	0	155,635
Gregory S. Gallopoulos	114,237	172,760	*	0	286,997
Directors and Executive Officers as a Group					
(25 individuals)	17,013,398	2,256,205	6.6%	3,117	19,272,720

* Less than 1%.

[a] Includes shares in the 401(k) Plan held by the executive officers and shares of Common Stock subject to resale restrictions, for which restrictions have not expired.

[b] Reflects phantom stock units that were received on December 1, 1999, upon termination of benefits under the former retirement plan for directors and additional phantom stock units resulting from the reinvestment of dividend equivalents on the phantom stock units.

[c] Based solely on information provided on behalf of Mr. Crown. Of the 15,542,840 shares of Common Stock shown as beneficially owned by Mr. Crown, (i) he disclaims beneficial ownership as to 15,528,880 shares, except to the extent of his beneficial interest in entities that own these shares; and (ii) a total of 3,510,667 shares held indirectly by entities in which Mr. Crown holds interests are pledged as collateral for bank borrowings (and for which Mr. Crown disclaims beneficial ownership).

Security Ownership of Certain Beneficial Owners

Except as otherwise noted, the following table provides information as of March 9, 2020, with respect to the number of shares of Common Stock owned by each person known by General Dynamics to be the beneficial owner of more than 5% of our Common Stock.

Name of Beneficial Owner	Common Stock Beneficially Owned[a]	
	Shares Owned	Percentage of Class
Longview Asset Management, LLC[b] 222 North LaSalle Street Chicago, Illinois 60601	32,690,644	11.3%
Capital Research Global Investors[c] 333 South Hope Street Los Angeles, California 90071	23,304,219	8.0%
The Vanguard Group[d] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,569,605	7.1%
Newport Trust Company[e] 570 Lexington Avenue, Suite 1903 New York, New York 10022	19,883,568	6.9%
BlackRock, Inc.[f] 55 East 52nd Street New York, New York 10055	15,605,001	5.4%

[a] Share information for The Vanguard Group, Capital Research Global Investors and BlackRock, Inc. is as of December 31, 2019.

[b] This information is based solely on information provided by Longview Asset Management, LLC (Longview). Longview manages investment portfolios for clients who own Common Stock, which include accounts of clients related to Mr. Crown. Pursuant to its investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in its clients' accounts and is deemed to beneficially own 32,690,644 shares of Common Stock, including 15,528,880 shares included in Mr. Crown's beneficial ownership amount for which he disclaims beneficial ownership. Clients of Longview disclaim that they are a group for purposes of Section 13(d) of the Exchange Act, and disclaim that any one of them is the beneficial owner of shares owned by any other person or entity.

[c] This information is based solely on information contained in a Schedule 13G filed by Capital Research Global Investors with the SEC on February 14, 2020.

[d] This information is based solely on information contained in a Schedule 13G filed by The Vanguard Group with the SEC on February 12, 2020.

[e] Newport Trust Company (Newport) is the independent fiduciary and investment manager for the assets of the General Dynamics Stock Fund under the General Dynamics Corporation 401(k) Plan Master Trust. Newport has shared voting power over the shares held in the General Dynamics Stock Fund. Share information for Newport is based solely on information provided on behalf of Newport.

[f] This information is based solely on information contained in a Schedule 13G filed by BlackRock, Inc. with the SEC on February 5, 2020.

Equity Compensation Plan Information

The following table provides information as of December 31, 2019, regarding Common Stock that may be issued under our equity compensation plans.

Plan Category	(A) Number of Securities to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	10,619,715[a]	$161.54[b]	25,631,368
Equity compensation plans not approved by shareholders	—	—	—
Total	10,619,715	$161.54	25,631,368

[a] Includes 9,767,749 stock options, 51,082 shares issuable upon vesting of restricted stock units (including dividend equivalents thereon) (RSUs), and 785,734 shares issuable upon vesting of PSUs (assuming achievement at the maximum payout and including dividend equivalents thereon); and 15,150 shares of the company's Common Stock issuable upon vesting of restricted stock units subject to terms and conditions in equity compensation plans assumed by the company in connection with the acquisition of CSRA Inc. in 2018 (Converted CSRA RSUs). No additional awards or grants may be made under those CSRA plans.

[b] RSUs, PSUs and Converted CSRA RSUs do not have an exercise price and, therefore, are not taken into consideration in calculating the weighted average exercise price.

Shareholder Proposal – Special Shareholder Meetings

PROPOSAL 4

SHAREHOLDER PROPOSAL – SPECIAL SHAREHOLDER MEETINGS

We have been advised by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, owner of at least 50 shares of Common Stock, that he intends to present the following shareholder proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, presented below, as received from the proponent. Our reasons for opposing the proposal are also presented below.

Proposal and Supporting Statement

Proposal 4 – Make Shareholder Right to Call Special Meeting More Accessible

Resolved, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give the owners of a total of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

To address the objection of a number of companies that a lower stock ownership threshold could allow one shareholder to call a special meeting, adoption of this proposal topic could include a provision that a 20% stock ownership threshold would apply if a single shareholder calling for a special meeting owned 10% or more of General Dynamics stock.

Special shareholder meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings.

A more accessible ability of shareholders to call a special meeting could give shareholders greater standing to improve the composition of our board of directors. For instance, James Crown was Lead Director in spite of 32-years long-tenure and Mr. Crown received the highest negative votes of any GD director in 2019. Independence can be the most important attribute in a Lead Director. Ironically Mr. Crown also chairs the Nomination/Governance Committee which considers the merits of this proposal. Mr. Crown is also on 2 other important board committees.

This proposal received 40%-support at General Dynamics in 2018 in spite of Mr. Crown's opposition to it. This 40%-support would have been majority support if our management had simply allowed shareholders to make up their own minds.

The current ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during the prescribed short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the 25 ownership threshold that is needed for a special meeting.

Any claim that a shareholder right to call a special meeting can be costly – may be moot. When shareholders have a good reason to call a special meeting – our board should be able to take positive responding action to make a special meeting unnecessary.

Making the right to call a special meeting more accessible to shareholders is showing increased support. For instance this proposal topic won 51%-support at O'Reilly Automotive, Inc. (ORLY) in 2019 – up form [sic] 41%-support in 2018.

Please vote yes:

Make Shareholder Right to Call Special Meeting More Accessible – Proposal 4

Statement by Your Board of Directors against the Shareholder Proposal

This proposal seeks to amend our company's current special shareholder meeting right. Our current Bylaws provide that your Board will call a special meeting upon the written request of the following:

› a single stockholder holding 10% of our outstanding Common Stock, or

› one or more stockholders holding 25% of our outstanding stock, without any material restrictions.

Given the company's current shareholder base, shareholders have the ability to call a special meeting at both thresholds. Your Board understands the importance that the right to call a special meeting can provide to the company's shareholders, but also acknowledges that reasonable provisions must be in place so that the right serves its purpose without a risk of misuse.

The proposal requests that the threshold for calling a special shareholder meeting be set at 15% of the outstanding common stock. Your Board of Directors has considered this proposal and believes its adoption is redundant as our existing special meeting bylaw strikes an appropriate balance between the right of shareholders to call a special meeting and the interests of our company and shareholders in promoting the appropriate use of corporate funds and resources.

Your Board proposes the following responses to the proponent's letter:

Appropriate Threshold for Special Meetings

› The Board has concluded that a 15% threshold is too low for a group of investors to call a special meeting and that our current requirement is reasonable and appropriate for our company at this time, particularly when a single shareholder owning 10% can call a meeting under our current structure. In our recent engagement with a majority of our shareholders, we have continued to solicit input on this topic. While some shareholders support lower thresholds, most have conveyed support for levels that are in line with our current provision. Importantly, a 25% threshold is the most prevalent level among General Dynamics' peers, as well as S&P 500 companies. In fact, the majority of General Dynamics' peers have this threshold in place. In addition, 37% of S&P 500 companies require a 25% ownership threshold, as compared to only 8% for the 15% level (source: SharkRepellent as of July 1, 2019). Moreover, General Dynamics' current special shareholder meeting provision not only matches the prevalent practice but goes further by granting a single 10% shareholder the right to call a special meeting.

Director Independence

› As has become the proponent's perennial custom, rather than focusing on the actual merits of special meeting rights for shareholders, the proponent engages in a diatribe that confuses director tenure with director independence. His assertion that James Crown lacks independence is without merit and without basis in applicable rules or regulations. Further, it is directly contradictory to the Board's reasoned judgment of Mr. Crown's independence. Your Board strongly objects to the proponent's suggestion that the independence of a board member may be impaired merely because of length of service. We believe that the tenure of directors like Mr. Crown demonstrates strong commitment to our company and its shareholders, providing your Board with valuable insight into the long-term business cycles and the complex operations of our company. Also, your Board reviews the independence of each director annually to confirm compliance with the company's Director Independence Guidelines and the independence rules of the New York Stock Exchange. Mr. Crown, who is affiliated with our largest shareholder and regularly engages with some of our largest shareholders, serves as our independent lead director, providing an important, shareholder-aligned voice on our Board. To balance long-tenure in the board room, your Board maintains strong refreshment, with six new independent directors having been appointed over the last four years.

Prior Shareholder Vote Rejecting a Lower Threshold

❯ The proponent references the vote outcome of this same topic submitted by him in 2018. At that time, our shareholders rejected the proposal with 59% votes cast against the proposal. The proponent's claim that shareholders were not allowed to "make up their own minds" is baseless as the proposal was on our proxy ballot for a shareholder vote in 2018, and his assertion that the proposal would have passed under his proposed circumstances is factually inaccurate.

Our Provisions Comply with Applicable Laws and Regulations and Are Not Onerous

❯ Your Board follows standard guidelines established by applicable laws and regulations and allows for sufficient time for the special meeting request to be conducted effectively. Any "small paperwork error" could be corrected in a timely manner and, thus, shareholders would be allowed sufficient time to process the request.

Shareholder Meetings ARE Costly

❯ Special meetings are expensive, time-consuming and require significant management attention and should occur only in extraordinary circumstances. Accordingly, your Board believes that the expenditure of corporate funds and resources associated with a special meeting should only be incurred when shareholders meet an appropriate, meaningful threshold of ownership interest in our company, which is why our current special meeting bylaw requires a single 10% shareholder or group of shareholders owning at least 25% to call a special meeting.

For the reasons stated above, we believe that the company's current Bylaw provision granting shareholders the ability to call a special meeting provides the appropriate right to ensure that shareholders have a meaningful avenue to vote on important matters.

✖ Your Board of Directors unanimously recommends a vote **AGAINST** this shareholder proposal.

❯ Information Regarding the Annual Meeting and Voting

All shareholders of record at the close of business on March 9, 2020, are entitled to vote their shares of Common Stock at the Annual Meeting. On the record date, General Dynamics had 290,212,900 shares of Common Stock issued and outstanding.

Following are questions and answers about the annual meeting and voting.

Annual Meeting Attendance

Will I need to provide documentation to attend the Annual Meeting? Yes. All shareholders will need an admission ticket and personal photo identification for admission. You may print your own admission ticket and you must bring it to the meeting. Tickets can be printed by accessing Shareholder Meeting Registration at www.ProxyVote.com and following the instructions provided. If you are unable to print your tickets, please call Broadridge Financial Solutions, Inc. (Broadridge) at 844-318-0137 toll-free or 925-331-6070 international toll for assistance.

How many shares must be present to hold the Annual Meeting? A quorum of shares must be present to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Common Stock as of the record date. If you submit a properly completed proxy in accordance with one of the voting procedures described below or appear at the Annual Meeting to vote in person, your shares of Common Stock will be considered present. For purposes of determining whether a quorum exists, abstentions and broker non-votes (as described below) will be counted as present. Once a quorum is present, voting on specific proposals may proceed. In the absence of a quorum, the Annual Meeting may be adjourned.

How are proxy materials being distributed for the Annual Meeting? As permitted by the rules of the SEC, we are providing the proxy materials for our 2020 Annual Meeting via the Internet to most of our shareholders. Use of the Internet will expedite receipt of the 2020 proxy materials by many of our shareholders and help to keep mailing costs for our Annual Meeting as low as possible. For shareholders who are participants in our 401(k) plans we are required generally to deliver proxy materials in hard copy. On March 26, we initiated delivery of proxy materials to our shareholders of record in one of two ways: (1) a notice containing instructions on how to access proxy materials via the Internet or (2) a printed copy of those materials. If you received a notice in lieu of a printed copy of the proxy materials, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the notice provides instructions on how to access the proxy materials on the Internet and how to vote online or by telephone. If you received such a notice and would also like to receive a printed copy of the proxy materials, the notice includes instructions on how you may request a printed copy.

Voting

Who is entitled to vote at the Annual Meeting? You must be a shareholder of record on the record date, which is March 9, 2020, to vote your shares at the Annual Meeting.

How do I vote my shares? How you vote your shares will depend on whether you are a shareholder of record or a beneficial owner of your shares.

Shareholders of record. Each shareholder of record is entitled to one vote on all matters presented at the Annual Meeting for each share of Common Stock held. You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., as of the record date. If you are a shareholder of record, Broadridge provides proxy materials to you on our behalf. If your shares are registered in different names or held in more than one account, you may receive more than one proxy card or set of voting instructions. In that case, you will need to vote separately for each set of shares in accordance with the following voting procedures.

Shareholders of record may cast their vote in one of the following ways:

You May Cast Your Vote:

By Internet:	access www.ProxyVote.com and follow the instructions
By Telephone:	call 1-800-690-6903 and follow the instructions
By Mail:	sign and date each proxy card received and return each card using the prepaid postage envelope
In Person:	attend the Annual Meeting and vote by ballot

The telephone and Internet voting systems are available 24 hours a day. They will close at 11:59 p.m. eastern time on May 5, 2020. Please note the voting deadline differs for participants in our 401(k) plans, as described below. All shares represented by properly executed, completed and unrevoked proxies that are received on time will be voted at the Annual Meeting in accordance with the specifications made in the proxy card.

If You Return A Signed Proxy Card But Do Not Specifically Direct The Voting Of Shares, Your Proxy Will Be Voted As Follows:

FOR the election of directors as described in this Proxy Statement
FOR the selection, on an advisory basis, of KPMG LLP as the independent auditors of the company
FOR the approval, on an advisory basis, of the compensation of the named executive officers
AGAINST the shareholder proposal
IN ACCORDANCE WITH the judgment of the proxy holders for other matters that properly come before the Annual Meeting

Beneficial Owners. If your shares are held by a bank, broker or other holder of record (sometimes referred to as holding shares in "street name"), the bank, broker or other holder is the shareholder of record and you are the beneficial owner of those shares. Your bank, broker or other holder of record will forward the proxy materials to you. As the beneficial owner, you have the right to direct the voting of your shares by following the voting instructions provided with these proxy materials. Please refer to the proxy materials forwarded by your bank, broker or other holder of record to see which voting options are available to you.

401(k) Plan Participants. Fidelity Management Trust Company (Fidelity), as trustee, is the holder of record of the shares of Common Stock held in our 401(k) plans – the General Dynamics Corporation 401(k) Plan and the General Dynamics Corporation 401(k) Plan for Represented Employees. If you are a participant in one of these plans and in the fund that invests in shares of Common Stock, you are the beneficial owner of the shares of Common Stock credited to your plan account. As beneficial owner and named fiduciary, you have the right to instruct Fidelity, as plan trustee, how to vote your shares. If you do not provide Fidelity with timely voting instructions then, consistent with the terms of the plans, Newport Trust Company (Newport), will direct Fidelity, in Newport's discretion, how to vote the shares. Newport serves as the independent fiduciary and investment manager for the General Dynamics Stock Fund of the 401(k) plans.

Broadridge provides proxy materials to participants in these plans on behalf of Fidelity. If you are a plan participant and a shareholder of record, Broadridge may combine the shares registered directly in your name and the shares credited to your 401(k) plan account onto one proxy card. If Broadridge does not combine your shares, you will receive more than one set of proxy materials. In that case, you will need to submit a vote for each set of shares. The vote you submit via proxy card or the telephone or Internet voting systems will serve as your voting instructions to Fidelity. **To allow sufficient time for Fidelity to vote your 401(k) plan shares, your vote, or any re-vote, must be received by 9:00 a.m. eastern time on May 4, 2020.**

Can I change or revoke my proxy vote? A shareholder of record may change or revoke a proxy at any time before it is voted at the Annual Meeting by:

A Proxy May Be Revoked By:

Sending written notice of revocation to our Corporate Secretary
Submitting another proxy card that is dated later than the original proxy card
Re-voting by using the telephone or Internet voting systems, or
Attending the Annual Meeting and voting by ballot (attendance at the Annual Meeting alone will not act to revoke a prior proxy).

Our Corporate Secretary must receive notice of revocation, or a subsequent proxy card, before the vote at the Annual Meeting for a revocation to be valid. Except as described above for participants in our 401(k) plans, a re-vote by the telephone or Internet voting systems must occur before 11:59 p.m. eastern time on May 5, 2020. If you are a beneficial owner, you must revoke your proxy through the appropriate bank, broker or other holder of record.

Vote Required

What is a broker non-vote? A broker non-vote occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for the proposal and has not received voting instructions from the beneficial owner. Banks, brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange, such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, executive compensation matters and the shareholder proposal, these banks, brokers and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage all shareholders that hold shares through a bank, broker or other holder of record to provide voting instructions to those holders to ensure that their shares are voted at the Annual Meeting.

What is the vote required for each proposal, and what is the effect of an abstention or broker non-vote on the voting?

Proposal	Vote Requirements and the Effect of Abstentions or Broker Non-Votes	
	Voting Standard	Effect of Abstentions and Broker Non-Votes
Proposal 1: Election of the Board of Directors of the Company	Directors will be elected by a majority of the votes cast and entitled to vote at the Annual Meeting. A "majority of the votes cast" means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election. You may vote for, vote against or abstain from voting for any or all nominees.	Abstentions and broker non-votes will not be counted as a vote cast "for" or "against" a director's election.
Proposal 2: Advisory Vote on the Selection of Independent Auditors	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against this proposal. Broker non-votes do not occur for this proposal because banks, brokers and other holders of record have authority under the New York Stock Exchange rules to vote in their discretion on the selection of independent auditors.
Proposal 3: Advisory Vote to Approve Executive Compensation	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.
Proposal 4: Shareholder Proposal	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.

Who will count the votes? Representatives of American Election Services, LLC, will tabulate the vote at the Annual Meeting.

Who is soliciting votes for the Annual Meeting? The Board of Directors is soliciting proxies from shareholders. Directors, officers and other employees of General Dynamics may solicit proxies from our shareholders by mail, e-mail, telephone, facsimile or in person. In addition, Innisfree M&A Incorporated (Innisfree), 501 Madison Avenue, New York, New York, is soliciting brokerage firms, dealers, banks, voting trustees and their nominees.

We will pay Innisfree approximately $15,000 for soliciting proxies for the Annual Meeting and will reimburse brokerage firms, dealers, banks, voting trustees, their nominees and other record holders for their out-of-pocket expenses in forwarding proxy materials to the beneficial owners of Common Stock. We will not provide compensation, other than their usual compensation, to our directors, officers and other employees who solicit proxies.

❯ Other Information

Additional Shareholder Matters

If any other matters properly come before the Annual Meeting, the individuals named in the proxy card will have discretionary authority to vote the shares they represent on those matters, except to the extent their discretion may be limited under Rule 14a-4(c) of the Exchange Act.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers and directors, as well as anyone who is a beneficial owner of more than 10% of a registered class of our stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the New York Stock Exchange. To our knowledge, based solely on a review of the Forms 3, 4 and 5 that are publicly available on the SEC's EDGAR filing system, all of our executive officers and directors complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 2019, except that Mr. Mattis, Kevin Graney and Robert Smith each filed one untimely report on Form 4.

Shareholder Proposals and Director Nominees For 2021 Annual Meeting of Shareholders

If you wish to submit a proposal for inclusion in our proxy materials to be distributed in connection with the 2021 annual meeting, your written proposal must comply with the rules of the SEC and be received by us no later than November 26, 2020. The proposal should be sent to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

If you intend to present a proposal at the 2021 annual meeting that is not to be included in our proxy materials, including director nominations, you must comply with the various requirements established in our Bylaws. Among other things, the Bylaws require that a shareholder submit a written notice to our Corporate Secretary at the address in the preceding paragraph no earlier than January 6, 2021, and no later than February 5, 2021.

In addition, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and nominee(s) satisfy the requirements specified in our Bylaws. These requirements can be found in Article II, Section 10 of our Bylaws, and include the requirement that the applicable notice be received by the company no earlier than October 27, 2020, and no later than November 26, 2020.

Annual Report on Form 10-K

The Annual Report, which includes our Form 10-K and accompanies this Proxy Statement, is not considered a part of the proxy solicitation material. We will furnish to any shareholder, without charge, a copy of our 2019 Annual Report, as filed with the SEC. A request for the report can be made verbally or in writing to Investor Relations, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190, (703) 876-3000 or through our website. The Form 10-K and other public filings are also available through the SEC's website at www.sec.gov and on our website at www.gd.com/SECFilings.

Delivery of Documents to Shareholders Sharing an Address

We will deliver only one Annual Report and Proxy Statement to shareholders who share a single address unless we have received contrary instructions from any shareholder at the address. In that case, we will deliver promptly a separate copy of the Annual Report and Proxy Statement. For future deliveries, shareholders who share a single address can request a separate copy of our Annual Report and Proxy Statement. Similarly, if multiple copies of the Annual Report and Proxy Statement are being delivered to a single address, shareholders can request a single copy of the Annual Report and Proxy Statement for future deliveries. To make a request, please call 703-876-3000 or write to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

❯ Appendix A: Use of Non-GAAP Financial Measures

(DOLLARS IN MILLIONS)

This Proxy Statement contains non-GAAP financial measures, as defined by Regulation G of the SEC.

We emphasize the efficient conversion of net earnings into cash and the deployment of that cash to maximize shareholder returns. As described below, we use free cash flow from operations and ROIC to measure our performance in these areas. While we believe these metrics provide useful information, they are not defined operating measures under U.S. generally accepted accounting principles (GAAP), and there are limitations associated with their use. Our calculation of these metrics may not be completely comparable to similarly titled measures of other companies due to potential differences in the method of calculation. As a result, the use of these metrics should not be considered in isolation from, or as a substitute for, other GAAP measures.

Free Cash Flow. We define free cash flow from operations as net cash provided by operating activities less capital expenditures. We believe free cash flow from operations is a useful measure for investors because it portrays our ability to generate cash from our businesses for purposes such as repaying maturing debt, funding business acquisitions, repurchasing our Common Stock and paying dividends. We use free cash flow from operations to assess the quality of our earnings and as a performance measure in evaluating management. The following table reconciles the free cash flow from operations with net cash provided by operating activities:

Year Ended December 31	2019	2018	2017
Net cash provided by operating activities	$2,981	$3,148	$3,876
Capital expenditures	(987)	(690)	(428)
Free cash flow from operations	$1,994	$2,458	$3,448

Return on Invested Capital. We believe ROIC is a useful measure for investors because it reflects our ability to generate returns from the capital we have deployed in our operations. We use ROIC to evaluate investment decisions and as a performance measure in evaluating management. We define ROIC as net operating profit after taxes divided by average invested capital. Net operating profit after taxes is defined as earnings from continuing operations plus after-tax interest and amortization expense, calculated using the statutory federal income tax rate. Average invested capital is defined as the sum of the average debt and shareholders' equity excluding accumulated other comprehensive loss. ROIC excludes goodwill impairments and non-economic accounting changes as they are not reflective of company performance. ROIC is calculated as follows:

Year Ended December 31	2019	2018	2017
Earnings from continuing operations	$ 3,484	$ 3,358	$ 2,912
After-tax interest expense	373	295	76
After-tax amortization expense	287	258	51
Net operating profit after taxes	$ 4,144	$ 3,911	$ 3,039
Average invested capital	$29,620	$25,367	$18,099
Return on invested capital	14.0%	15.4%	16.8%

Appendix A: Use of Non-GAAP Financial Measures

In evaluating the company's ROIC performance for the 2017 – 2019 period, the Compensation Committee excluded the effects of the early 2018 CSRA acquisition since the acquisition was not contemplated at the time the target ROIC was set in 2017. Accordingly, the following table shows the calculation of ROIC as used by the Compensation Committee in determining the appropriate ROIC performance over the three-year 2017 – 2019 period for an average of 17.6%.

Year Ended December 31	2019	2018	2017
Earnings from continuing operations	$ 3,477	$ 3,399	$ 2,912
After-tax interest expense	117	104	76
After-tax amortization expense	59	64	51
Net operating profit after taxes	$ 3,653	$ 3,567	$ 3,039
Average invested capital	$20,931	$19,328	$18,099
Return on invested capital	17.5 %	18.5 %	16.8%

GENERAL DYNAMICS

